07042606

5-82403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

PROCESSED
JAN 30 2007
THOMSON FINANCIAL

Kabushiki Kaisha Sky Perfect Communications
(Name of Subject Company)

Sky Perfect Communications Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kabushiki Kaisha Sky Perfect Communications
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

SEC MAIL RECEIVED PROCESSING
JAN 2 5 2007
WASH. D.C. 151 SECTION

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Toshikuni Shimizu
Senior Executive Officer, Finance & Control Group
Sky Perfect Communications Inc.
Shibuya Cross Tower 27F, 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel. +813-5468-7825
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 25, 2007
(Date Tender Offer/Rights Offering Commenced)

(187 pages in total, marked sequentially in lower right-hand margin)

047689-0003-08514-Tokyo.2016039.1

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit 1.
(b) Not applicable.

Item 2. ***Informational Legends***

Included in document attached hereto as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on January 25, 2007.
(2) Not applicable.

[2]

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

M. Nito
(Signature)

Masao Nito, President and Representative Director
(Name and Title)

January 25, 2007
(Date)

047689-0003-08514-Tokyo.2016039.1

[3]

[4]

EXHIBIT 1

Notice of Extraordinary Shareholders' Meeting

SKY Perfect Communications Inc.

Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases, at any time.

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

[Translation]

January 25, 2007

To Our Shareholders:

15-1, Shibuya 2-chome, Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
Hiroyuki Shinoki, Chairman and Representative Director

Convocation Notice of Extraordinary Shareholders' Meeting

We hope this letter finds you well.

We are pleased to inform you that the Extraordinary Shareholders' Meeting will be held as set forth below, and kindly request your attendance.

If you are not able to attend the Meeting, you can also exercise your voting rights either in writing or by electromagnetic method (the Internet). We would ask you to please examine the Shareholders' Meeting Reference Materials set out below, and to exercise your voting rights one way or the other. If you choose to exercise your voting rights by electromagnetic method (the Internet), please refer to the "Notice on Exercise of Voting Rights through the Internet" set out below.

1. Date and Time February 9, 2007 (Friday), 10:00 a.m.

2. Place 13-1, Takanawa 3-chome, Minato-ku, Tokyo
Keiun-no-ma, Third Floor, International Convention Center PAMIR
New Takanawa Prince Hotel
(This is different from the place where the previous Ordinary Shareholders' Meeting was held, so please refer to the "Access Map for the Extraordinary Shareholders' Meeting" at the end, and be careful not to go to the wrong place.)

3. Purpose of the Meeting

Matters to be resolved

Agenda Item No. 1 Approval of the Share Transfer Plan
Agenda Item No. 2 Partial Amendment of the Articles of Incorporation

---

* When you attend the Meeting, we would ask you to please submit the enclosed Voting Rights Exercise Form at the reception desk at the venue.

* In the event of any changes to the Shareholders' Meeting Reference Materials, we will post them on the Internet website of SKY Perfect Communications Inc. (the "Company") (http://skycom.skyperfectv.co.jp/).

Shareholders' Meeting Reference Materials

Agenda Items and Reference Matters

Agenda Item No. 1 Approval of the Share Transfer Plan

1. Reason for conducting the Share Transfer

Telecommunications and broadcasting industries face a time of significant change, such as the start of terrestrial digital broadcasting, advances in cellular phones leading to an increasing trend of cellular phones delivering the functions of other media, and high penetration rates of broadband (high-speed, large capacity) services, and competition between media is intensifying. In this operating environment, the Company and JSAT Corporation ("JSAT") have determined that the establishment of a joint holding company ("SKY Perfect JSAT Corporation") by share transfer, and a business combination thereunder, is the best choice for the Companies.

Through this business combination, we expect the following synergies to accrue:

(1) It will be possible to pursue the optimization of satellite broadcasting operations as a whole by realizing the integration of operations and the unification of cost-accounting for satellite and platform operations.

(2) Through the expansion of financial and human resources, as well as aiming to enhance marketing and engage in further expansion in the multichannel pay-TV satellite broadcast market in Japan, it will be possible to enhance the satisfaction of viewers through the enrichment of attractive content and the offering of high-definition television broadcasts, the introduction of high-performance tuners, etc.

(3) As a leading company in multichannel pay TV broadcasting, it will be possible to enhance horizontal development in multiple platforms, such as content distribution services using cable services such as optical fibers, Internet and cellular phones, and to accelerate new business developments, including M&As.

(4) Through combined development of broadcasting and communications operations, it will be possible to further develop satellite communications operations, such as the combination of cable and wireless services and development of overseas operations.

(5) A new holding company will be responsible for the planning, operational and control functions of the combined group, enabling financial and investment decisions to be made in a more flexible and strategic manner. This structure should optimize decision making and raise group management efficiency.

"SKY Perfect JSAT Corporation" integrates the management resources of the Companies and intends to further develop the market for multichannel pay-TV broadcasting in Japan, as well as further develop satellite communications and satellite broadcasting infrastructure within, and outside of, Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

[9]

This agenda item requests your approval for the establishment of a company becoming wholly owning parent company upon share transfer ("SKY Perfect JSAT Corporation") through a joint transfer of shares between the Company and JSAT, and for making the Company into a company becoming wholly-owned subsidiary upon share transfer, for the purpose mentioned above.

2. Contents of the Memorandum of Share Transfer Plan

MEMORANDUM OF SHARE TRANSFER PLAN (copy)

SKY Perfect Communications Inc. ("SKY") and JSAT Corporation ("JSAT") hereby agree to transfer their shares through a joint transfer of shares, and hereby jointly prepare this share transfer plan (this "Plan") as follows:

Article 1. Share Transfer

Pursuant to this Plan, SKY and JSAT shall cause the wholly owning parent company that is to be newly established upon share transfer through a joint transfer of shares (the "Holding Company") to succeed all the outstanding shares of SKY and JSAT (the "Share Transfer") on the date of incorporation of the Holding Company.

Article 2. Purpose, Corporate Name, Location of Head Office, Total Issuable Shares, and Other Matters Set Out in the Articles of Incorporation of the Holding Company

1. Purpose, corporate name, location of head office and total issuable shares of the Holding Company are as follows:

(1) Purpose
The purpose of the Holding Company shall be as set out in Article 3 of the Articles of Incorporation attached hereto as Schedule 1.

(2) Corporate Name
The Holding Company's name shall be Sukapah JSAT Kabushiki Kaisha, and it is rendered in English as "SKY Perfect JSAT Corporation".

(3) Location of Head Office
The head office of the Holding Company shall be located in Chiyoda-ku, Tokyo.

(4) Total Issuable Share
The total number of shares authorized to be issued by the Holding Company shall be 14,500,000.

2. In addition to the matters described in the preceding paragraph, other matters set out in the Holding Company's Articles of Incorporation shall be as described in the Articles of Incorporation attached hereto as Schedule 1.

Article 3. Names of Directors upon Incorporation, Corporate Auditors upon Incorporation and Accounting Auditor upon Incorporation of the Holding Company

1. Directors upon the incorporation of the Holding Company are as follows:
Masanori Akiyama
Masao Nito

Ryoji Hirabayashi
Hiroo Sumitomo
Iwao Nakatani
Masakatsu Mori
Jun Murai
Hiromasa Otsuka
Kazunobu Iijima
Shigeru Ikeda
Kohei Manabe

2. Corporate auditors upon the incorporation of the Holding Company are as follows:

Shoichi Kameyama
Ryosuke Tsuruma
Toshiaki Katsushima
Kenichiro Tanaka

3. The accounting auditor upon the incorporation of the Holding Company is as follows:

Deloitte Touche Tohmatsu

Article 4. Shares to be Delivered and Allocated upon Share Transfer

1. The Holding Company shall, upon the Share Transfer, deliver to shareholders of SKY and JSAT (including beneficial shareholders; hereinafter the same) entered or recorded in the final shareholders' register of SKY and JSAT (including beneficial shareholders' register; hereinafter the same) as of the day immediately prior to the Holding Company Incorporation Date (defined in Article 7; hereinafter the same) shares of common stock of the Holding Company in place of shares of common stock of SKY and JSAT. The number of the Holding Company's shares to be delivered shall be equal to the (i) the total number of shares of common stock of SKY outstanding as of the day immediately prior to the Holding Company Incorporation Date multiplied by one and (ii) the total number of shares of common stock of JSAT outstanding as of the day immediately prior to the Holding Company Incorporation Date multiplied by four.

2. The Holding Company shall, upon the Share Transfer, allocate to shareholders of SKY and JSAT entered or recorded in the final shareholders' register of SKY and JSAT as of the day immediately prior to the Holding Company Incorporation Date one share of common stock of the Holding Company per share of common stock of SKY held and four shares of common stock of the Holding Company per share of common stock of JSAT held.

Article 5. Matters regarding Capital and Reserves of Holding Company

The amount of capital and reserves of the Holding Company as of the Holding Company Incorporation Date shall be as follows:

(1) Amount of Capital
10 billion yen
(2) Amount of Capital Reserve
100 billion yen
(3) Amount of Revenue Reserve

0 yen

Article 6. Stock Acquisition Rights to be Delivered and Allocated upon Share Transfer

1. (1) The Holding Company shall, upon the Share Transfer, deliver First Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of First Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 3; hereinafter "First Series SAR of Holding Company") equal to the number of First Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of First Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 2; hereinafter "First Series SAR of SKY") to the holders of First Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the First Series SAR of SKY.

(2) The Holding Company shall, upon the Share Transfer, deliver Second Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Second Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 5; hereinafter "Second Series SAR of Holding Company") equal to the number of Second Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Second Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 4; hereinafter "Second Series SAR of SKY") to the holders of Second Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Second Series SAR of SKY.

(3) The Holding Company shall, upon the Share Transfer, deliver Third Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Third Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 7; hereinafter "Third Series SAR of Holding Company") equal to the number of Third Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Third Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 6; hereinafter "Third Series SAR of SKY") to the holders of Third Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Third Series SAR of SKY.

(4) The Holding Company shall, upon the Share Transfer, deliver Fourth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 9; hereinafter "Fourth Series SAR of Holding Company") equal to the number of Fourth Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 8, but the total number of Fourth Series Stock Acquisition Rights of SKY as of the date of this Plan is 2,522; hereinafter "Fourth Series SAR of SKY") to the holders of

Fourth Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fourth Series SAR of SKY.

(5) The Holding Company shall, upon the Share Transfer, deliver Fifth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 11; hereinafter "Fifth Series SAR of Holding Company") equal to the number of Fifth Series Stock Acquisition Rights issued by SKY (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of SKY Perfect Communications Inc." attached hereto as Schedule 10; hereinafter "Fifth Series SAR of SKY") to the holders of Fifth Series SAR of SKY entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fifth Series SAR of SKY.

(6) The Holding Company shall, upon the Share Transfer, deliver Sixth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Sixth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 13; hereinafter "Sixth Series SAR of Holding Company") equal to the number of First Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of First Series Stock Acquisition Rights of JAST" attached hereto as Schedule 12; hereinafter "First Series SAR of JSAT") to the holders of First Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediatelyprior to the Holding Company Incorporation Date in place of the First Series SAR of JSAT.

(7) The Holding Company shall, upon the Share Transfer, deliver Seventh Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Seventh Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 15; hereinafter "Seventh Series SAR of Holding Company") equal to the number of Second Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Second Series Stock Acquisition Rights of JAST" attached hereto as Schedule 14; hereinafter "Second Series SAR of JSAT") to the holders of Second Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Second Series SAR of JSAT.

(8) The Holding Company shall, upon the Share Transfer, deliver Eighth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Eighth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 17; hereinafter "Eighth Series SAR of Holding Company") equal to the number of Fourth Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Fourth Series Stock Acquisition Rights of JAST" attached hereto as Schedule 16; hereinafter "Fourth Series SAR of JSAT") to the holders of Fourth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the

Holding Company Incorporation Date in place of the Fourth Series SAR of JSAT.

(9) The Holding Company shall, upon the Share Transfer, deliver Ninth Series Stock Acquisition Rights of the Holding Company (the details of which are as described in "Details of Ninth Series Stock Acquisition Rights of SKY Perfect JAST Corporation" attached hereto as Schedule 19; hereinafter "Ninth Series SAR of Holding Company") equal to the number of Fifth Series Stock Acquisition Rights issued by JAST (the details of which are as described in "Details of Fifth Series Stock Acquisition Rights of JAST" attached hereto as Schedule 18; hereinafter "Fifth Series SAR of JSAT") to the holders of Fifth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights as of the day immediately prior to the Holding Company Incorporation Date in place of the Fifth Series SAR of JSAT.

2. (1) The Holding Company shall, upon the Share Transfer, allocate the proportion of one First Series SAR of Holding Company per First Series SAR of SKY to the holders of First Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(2) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Second Series SAR of Holding Company per Second Series SAR of SKY to the holders of Second Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(3) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Third Series SAR of Holding Company per Third Series SAR of SKY to the holders of Third Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(4) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Fourth Series SAR of Holding Company per Fourth Series SAR of SKY to the holders of Fourth Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(5) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Fifth Series SAR of Holding Company per Fifth Series SAR of SKY to the holders of Fifth Series SAR of SKY entered or recorded in the final register of stock acquisition rights of SKY as of the day immediately prior to the Holding Company Incorporation Date.

(6) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Sixth Series SAR of Holding Company per First Series SAR of JSAT to the holders of First Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(7) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Seventh Series SAR of Holding Company per Second

Series SAR of JSAT to the holders of Second Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(8) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Eighth Series SAR of Holding Company per Fourth Series SAR of JSAT to the holders of Fourth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

(9) The Holding Company shall, upon the Share Transfer, allocate the proportion of one Ninth Series SAR of Holding Company per Fifth Series SAR of JSAT to the holders of Fifth Series SAR of JSAT entered or recorded in the final register of stock acquisition rights of JSAT as of the day immediately prior to the Holding Company Incorporation Date.

Article 7. Incorporation Date of Holding Company

The date to register the Holding Company's incorporation ("Holding Company Incorporation Date") shall be April 2, 2007, provided that such date may be changed in consultation with SKY and JSAT if necessary for the Share Transfer procedures or any other reasons.

Article 8. Shareholders' Meeting to Approve the Share Transfer Plan

1. SKY shall convene an Extraordinary Shareholders' Meeting to be held on February 9, 2007, where the Plan to be approved and other matters necessary for the Share Transfer are to be resolved.

2. JSAT shall convene an Extraordinary Shareholders' Meeting to be held on February 9, 2007, where the Plan to be approved and other matters necessary for the Share Transfer are to be resolved.

Article 9. Listing, Administrator of Shareholders' Register

1. It is intended that the Holding Company will list its shares on the Tokyo Stock Exchange on the Holding Company Incorporation Date.

2. The Holding Company's shareholder register administrator shall be Mizuho Trust & Banking Co., Ltd.

Article 10. Surpluses Distribution

1. SKY may distribute surpluses to the shareholders or registered pledgees entered or recorded in the final register of shareholders as of March 31, 2007 to the extent of 750 yen per share.

2. JSAT may distribute surpluses to shareholders or registered pledgees recorded or recorded in the final register of shareholders as of March 31, 2007 to the extent of 3,000 yen per share.

3. Except as provided in the previous two paragraphs, during the period from the date of this Plan up to the Holding Company Incorporation Date, SKY and JSAT

may not resolve the distribution of surpluses, the record date of which is prior to the Holding Company Incorporation Date.

Article 11. Management of Corporate Assets

SKY and JSAT shall execute their respective business and administer and manage their assets with the duty of care of a good manager from the date of this Plan up to the Holding Company Incorporation Date. If SKY or JSAT intends to carry out an act that might have a significant effect on its assets, rights, or obligations, SKY and JSAT shall be in consultation with each other before carrying out the act.

Article 12. Effect of this Plan

This Plan will cease to have effect if this Plan subject to approval and other matters necessary for the Share Transfer are not resolved at the Shareholders' Meetings of either of SKY or JSAT set out in Article 8.

Article 13. Change to Conditions of Share Transfer and Cancellation of Share Transfer

If, during the period from the date of this Plan up to the Holding Company Incorporation Date, assets or business operations of SKY or JSAT materially change, any event that would materially affect the implementation of the Share Transfer occurs or is revealed, or the purpose of this Plan becomes difficult to achieve, the conditions of the Share Transfer or details of this Plan may be changed or the Share Transfer may be cancelled through negotiations between SKY and JSAT.

Article 14. Matters for Negotiation

In addition to matters set out in this Plan, matters not stipulated in this Plan and other matters necessary to implement the Share Transfer shall be set out through separate negotiation between SKY and JSAT in line with the objectives of this Plan.

- End -

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IN WITNESS WHEREOF, SKY and JSAT cause this memorandum to be signed and sealed in duplicate, and each party shall retain one copy.

January 11, 2007

SKY: SKY Perfect Communications Inc.
2-15-1 Shibuya, Shibuya-ku, Tokyo
President and Representative Director: Masao Nito

JSAT: JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo
President and CEO Representative Director: Kiyoshi Isozaki

Schedule 1

SKY Perfect JSAT Corporation's Articles of Incorporation

SKY Perfect JSAT Corporation

ARTICLES OF INCORPORATION

CHAPTER I
GENERAL PROVISIONS

Article 1. Corporate Name

The Company's name is Sukapah JSAT Kabushiki Kaisha. The Company's name is rendered in English as SKY Perfect JSAT Corporation.

Article 2. Location of Head Office

The head office of the Company is located in Chiyoda-ku, Tokyo.

Article 3. Purpose

The purpose of the Company is to hold shares and equity in companies that engage in the following businesses and thereby control and manage the business activities of those companies and engage in those businesses:

(1) broadcasting business;
(2) telecommunication businesses provided for in the Telecommunications Business Law
(3) the following businesses relating to broadcasting, communications, and the like:
    (i) establishment and operation of environment for transmitting and receiving communications;
    (ii) businesses relating to management of customer information;
    (iii) businesses relating to digitization, compression, and encrypting of signals such as images, sounds, data, and the like;
    (iv) businesses relating to the procedures for executing contracts with customers;
    (v) businesses relating to collecting payments from customers;
    (vi) businesses relating to inquiries from customers; and
    (vii) market surveys and other related businesses;
(4) development, purchase, operation, and management of satellite systems for providing telecommunication services and broadcasting services;
(5) control of satellites and provision of technical support services;
(6) provision of earth observations, positions, location information, geographical information, and image processing services;
(7) planning, creation, organizing, implementing, and subcontracting of various events;
(8) planning, creation, and distribution of, and agency for, books and magazines and other publications and electronic publications;
(9) lease and rental businesses of goods;

(10) distribution of and agency for, among other things, garments, accessories, home electronic appliances, daily necessities and miscellaneous goods, sports goods, clothes, toys, foods and beverages, and various types of tickets;
(11) distribution of and agency for broadcasting times;
(12) creation, distribution, and licensing of, and agency for, and import and export of broadcast programs, video recordings, audio recordings, movies, games, and the like;
(13) businesses relating to computer processing of information and providing of information comprising various media;
(14) acquisition, management, and operation of copyrights, copyright-related rights, design rights, trademarks, and other industrial property rights;
(15) creation and distribution of, and agency for, audio and visual cassette tapes, video discs, and records created by reproducing or using copyrighted works, marks, and the like;
(16) Internet provider business;
(17) advertisements and publicity business; publicity agency business;
(18) communications distribution business and agency for that business;
(19) management of various types of information;
(20) telecommunications construction work business;
(21) promotion of arts and sports;
(22) development, design, distribution, lease, preservation, and import and export of terrestrial transmission and reception equipment, related equipment, and software that is incidental to any of the preceding Items;
(23) investment businesses relating to any of the preceding Items and operation of investment funds relating to any of the preceding Items;
(24) surveying, planning, research, development, and consultation relating to any of the preceding Items;
(25) money lending business;
(26) sale, purchase, lease, and management of, and agency for, real estate; and
(27) all businesses incidental or related to any of the preceding Items.

Article 4. Method of Public Notices

The Company shall use the electronic method of giving public notices. However, if the Company cannot give a public notice by the electronic method because of an accident or some other unavoidable circumstance, the Company shall publish the public notice in the Nihon Keizai Shimbun.

Article 5. Company Organs

The Company has the following organs, in addition to Shareholders' Meetings and Directors:

(1) Board of Directors;
(2) Corporate Auditors;
(3) Board of Corporate Auditors; and
(4) Accounting Auditor.

[19]

CHAPTER II SHARES

Article 6. Total Authorized Shares

The total number of shares authorized to be issued by the Company is 14,500,000.

Article 7. Issuance of Share Certificates

The Company shall issue share certificates for its shares.

Article 8. Share Handling Regulations

The handling of the exercising of the rights of shareholders (which include beneficial shareholders; the same applies hereafter in these articles of incorporation) , the handling of shares and stock options, and the fees for those handling services are governed by the Share Handling Regulations established by the Board of Directors, in addition to being governed by laws and ordinances or these Articles of Incorporation.

Article 9. Shareholder Register Administrator

1. The Company has a shareholder register administrator..
2. The shareholder register administrator and its place of business must be determined by resolution of the Board of Directors, and the Company shall give public notice thereof.
3. The Company delegates to the shareholder register administrator the preparation and maintenance of the register of shareholders (which includes the register of beneficial shareholders; the same applies hereafter in these Articles of Incorporation), register of stock options, and register of lost share certificates and all other businesses relating to the register of shareholders, register of stock options, and register of lost share certificates; the Company does not handle these matters.

CHAPTER III SHAREHOLDERS' MEETINGS

Article 10. Convocation

1. The company shall convene its Ordinary Shareholders' Meeting in June each year and may convene its Extraordinary Shareholders' Meeting whenever necessary.
2. Shareholders' Meetings shall be held within the area of the 23 Wards of Tokyo.

Article 11. Record Date for Ordinary Shareholders' Meetings

The record date for voting rights to be cast at the Company's Ordinary General meeting of shareholders shall be March 31 each year.

Article 12. Convener; Chair

1. The Director selected in advance by the Board of Directors shall convene Shareholders' Meetings and act as a chairman thereof.

[20]

2. If the Director provided for in the preceding Paragraph is unable to do so, the next Director in accordance with the order determined in advance by the Board of Directors shall convene that Shareholders' Meeting and act as a chairman thereof.

Article 13. Disclosure of Proxy Materials for Shareholders' Meetings Disclosed via Internet Deemed Furnishing of Those Materials

In convening a Shareholders' Meeting, the Company may, by disclosing to shareholders all information relating to matters that should be recorded or indicated in the reference materials for Shareholders' Meetings, business reports, financial statements, and consolidated financial statements (which includes the accounting auditors audit reports, and audit reports, on the consolidated financial statements) over the Internet in accordance with Ordinance of the Ministry of Justice, deem itself to have provided that information to shareholders.

Article 14. Method of Resolution

1. Resolutions of Shareholders' Meetings shall be adopted by a majority of the voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights, unless law, ordinance, or these Articles of Incorporation provide otherwise.
2. The resolution provided for in Article 309, Paragraph 2, of the Corporations Act shall be adopted by two-thirds or more of the voting rights of the shareholders present at the meeting, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise their voting rights.

Article 15. Exercise of Voting Right by Proxy

1. Shareholders may exercise their voting rights by proxy through one other shareholder of the Company who is entitled to exercise voting rights.
2. The shareholder or the proxy provided for in the preceding paragraph must present to the Company at each Shareholders' Meeting a document proving that power of proxy.

CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS

Article 16. Number of Directors

The Company shall have not more than 16 directors.

Article 17. Method of Election

1. Directors shall be elected at Shareholders' Meetings.
2. Resolutions for electing Directors require for adoption a majority of the voting rights of the shareholders present, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise voting rights.
3. Cumulative voting is not used for electing Directors.

Article 18. Term of Office

A Director's term of office shall expire at the end of the Ordinary Shareholders' Meeting held for the last business year that falls within one year after the Director's election to office.

Article 19. Representative Director and Directors with Special Titles

1. The Board of Directors shall select a Representative Director of the Company by its resolution.
2. The Board of Directors may, by its resolution, select a few Directors with Special Titles from among the Directors.

Article 20. Convener and Chair of the Board of Directors

1. Unless otherwise provided for by law or ordinance, the Director selected in advance by the Board of Directors shall convene Board of Directors meetings and act as a chairman thereof.
2. If the Director provided for in the preceding Paragraph is absent or unable to do so, the next Director in accordance with the order determined in advance by the Board of Directors shall convene that Board of Directors meeting and act as a chairman thereof.

Article 21. Notice of Convocation of Board of Directors Meetings

1. Notices to convene Board of Directors meetings shall be sent to each Director and Corporate Auditor at least three days before the date of the meeting. However, that period may be shortened when urgency is required.
2. If all Directors and Corporate Auditors unanimously so consent, a Board of Directors meeting may be held without following the convocation procedures.

Article 22. Method of Resolution

1. A resolution of the Board of Directors requires for adoption a majority of the directors present, who must represent a majority of all directors who are entitled to vote on that resolution.
2. If the Company satisfies the requirements provided for in Article 370 of the Corporations Act, a resolution of the Company's Board of Directors will be deemed to have been adopted on the matters constituting the object of the resolution provided for in that Article.

Article 23. Board of Directors Regulations

Matters relating to the Board of Directors are governed by the Board of Directors Regulations established by the Board of Directors, in addition to being governed by laws and ordinances and these Articles of Incorporation.

Article 24. Remuneration

Remuneration, bonuses, and other benefits on property to be received by Directors from the Company as compensation for execution of duty (collectively, "Remuneration") shall be determined by resolution of a Shareholders' Meeting.

Article 25. Directors' Exemption from Liability

1. The Company may, in accordance with Article 426, Paragraph 1, of the Corporations Act and to the extent permitted by laws and ordinances, release Directors (including former Directors) from their liability for damages due to their neglecting their duties, by a resolution of the Board of Directors.
2. The Company may, in accordance with Article 427, Paragraph 1, of the Corporations Act, enter into agreements with its Outside Directors to limit their liability for damages due to their neglecting their duties. However, the maximum amount by which that liability may be limited under such an agreement is the higher of (a) an amount decided in advance, which must be equal to or more than 10,000,000 yen, or (b) any amount provided by law or ordinance.

CHAPTER V CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 26. Number of Corporate Auditors

The Company shall have not more than 5 Corporate Auditors.

Article 27. Method of Election

1. Corporate Auditors of the Company shall be elected at Shareholders' Meetings.
2. Resolutions for electing Corporate Auditors require for adoption a majority of the voting rights of the shareholders present, who together must represent one-third or more of the total voting rights of all shareholders entitled to exercise voting rights.

Article 28. Term of Office

1. A Corporate Auditor's term of office shall expire at the end of the Ordinary Shareholders' Meeting held for the last business year that falls within four years after the Corporate Auditor's election to office.
2. The term of office of a Corporate Auditor elected as alternate of Corporate Auditor who retired before its term of office expire shall expire at the same time the term of office of the said retired Corporate Auditor would have expired.

Article 29. Full-Time Corporate Auditor

The Board of Corporate Auditors shall appoint a Full-Time Corporate Auditor from among the Corporate Auditors by its resolution.

Article 30. Notice of Convocation of Board of Corporate Auditors

1. Notices to convene the Board of Corporate Auditors meetings shall be sent to each corporate auditor at least three days before the date of the meeting. However, that period may be shortened when urgency is required.
2. If all Corporate Auditors unanimously so consent, a Board of Corporate Auditors meeting may be held without following the convocation procedures.

Article 31. Method of Resolution of Board of Corporate Auditors

Unless otherwise provided for by law or ordinance, resolutions of Board of Corporate Auditors meetings shall be adopted by a majority of Corporate Auditors.

Article 32. Board of Corporate Auditors Regulations

Matters relating to the Board of Corporate Auditors are governed by the Board of Corporate Auditors Regulations established by the Board of Corporate Auditors, in addition to being governed by laws and ordinances and these Articles of Incorporation.

Article 33. Remuneration

Corporate Auditors' Remuneration is determined by resolution of a Shareholders' Meeting.

Article 34. Corporate Auditors' Exemption from Liability

1. The Company may, in accordance with Article 426, Paragraph 1, of the Corporations Act and to the extent permitted by laws and ordinances, release Corporate Auditors (including former Corporate Auditors) from their liability for damages due to their neglecting their duties, by a resolution of the Board of Directors.
2. The Company may, in accordance with Article 427, Paragraph 1, of the Corporations Act, enter into agreements with its Outside Corporate Auditors to limit their liability for damages due to their neglecting their duties. However, the maximum amount by which that liability may be limited under such an agreement is the higher of (a) an amount decided in advance, which must be equal to or more than 10,000,000 yen, or (b) any amount provided by law or ordinance.

CHAPTER VI ACCOUNTS

Article 35. Business Year

The business year of the Company is the one-year period starting on April 1 each year and ending on March 31 the following year.

Article 36. Company Organ that Determines Dividends, etc. from Surpluses

The Company shall determine dividends from surpluses and the matters provided for in the Items of Article 459, Paragraph 1, of the Corporations Act not by resolution of a Shareholders' Meeting but by resolution of its Board of Directors, except as otherwise provided for by law or ordinance.

Article 37. Record Date for Dividends from Surpluses

1. The record date for year-end dividends from surpluses of the Company is March 31 each year.
2. The record date for interim dividends from surpluses of the Company is September 30 each year.

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3. The Company may determine other record dates and distribute dividends from surpluses, in addition to those dates provided for in the two preceding Paragraphs.

Article 38. Statute of Limitations for Dividends

Where property to be distributed is cash, if it has not been collected after three years has passed since the date it became payable, then the Company will be released from its obligation to pay it.

CHAPTER VII SUPPLEMENTARY PROVISIONS

Article 1. Business Year

Notwithstanding Article 35, the first business year of the Company begins on the date of incorporation and ends on March 31, 2008.

Article 2. Remuneration of Initial Directors and Corporate Auditors

1. Notwithstanding Article 24, the Remuneration for the period starting on the Company's incorporation date and ending at the end of the first ordinary general meeting of shareholders ("Initial Remuneration") is as follows:

(1) Maximum of set amount Remuneration
The set amount of Remuneration payable shall be not more than 300,000,000 yen for the year (made up of up to 180,000,000 yen for fixed Remuneration, up to 80,000,000 yen for performance-linked Remuneration, and up to 40,000,000 yen for stock options, which are provided for below). This amount does not include compensation for employment that Directors who are Company employees may be entitled to.

(2) Stock options (non-cash compensation)
Stock options may be issued, within the scope set out below, during the period starting on the Company's incorporation date and ending at the end of the first Ordinary Shareholders' Meeting and may be allocated to Directors.

A. Total number of stock options
Up to a maximum of 2,000 options.

B. Number of shares subject to one stock option
The number of shares subject to one stock option ("Number of Shares Subject to Stock Option") is 1 Company share.
If the Company carries out a share split or merger, if it carries out a gratis allotment of shares, or if any other adjustment to the Number of Shares Subject to Stock Option is required, the Number of Shares Subject to Stock Option will be adjusted to the reasonable extent.

C. Exercise period of stock options
The exercise period of stock options is to be set by the Board of Directors and will be equal to or shorter than the ten-year period starting on the allotment date of the stock option.

D. Restrictions on acquiring stock options by assignments

Acquisitions of stock options by assignment require the Company's approval.

E. Value of property to be contributed on exercise of stock option

The object contributed in exercising stock options shall be cash and it shall be to the value of the amount per share payable on exercising the stock option (the "Exercise Price") multiplied by the Number of Shares Subject to Stock Option.

The Exercise Price is the amount (a) calculated by multiplying by 1.05 the average closing price of Company shares in ordinary trades in them on the Tokyo Stock Exchange on each day (excluding days where no trades were made for Company shares) of the month before the month in which the stock option was allotted and then (b) rounded down to the nearest yen. However, if that amount is less than the closing price of Company shares in ordinary trade on the Tokyo Stock Exchange on the day before the allotment date of the stock options (or, if there was no such closing price on that day, less than the closing price on the day of the most recent trade before that day), then the Exercise Price will be that closing price.

If the Company carries out a share split or merger, or if it issues new shares or disposes of shares of treasury stock for an amount less than market price, or if any other adjustment to the Exercise Price is required, the Exercise Price will be adjusted to the reasonable extent.

F. Terms and conditions of stock options

(i) A person who has been allotted stock options (a "Stock Options Holder") may still exercise them after he or she is no longer a Director of the Company. However, if any of the following apply to a Stock Options Holder, he or she will thereafter no longer be entitled to exercise his or her stock options:
   (a) the Director is dismissed; or
   (b) the Director conducted an act that is hostile to the Company or an act that will harm the interests of the Company, such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant, or the like of a company in competition with the Company; however, such acts are limited to those done with the intent to be hostile to the Company or with the intent to harm the Company.

(ii) If a Stock Option Holder dies, his or her successor will be entitled to exercise the stock options.

G. Other terms

Other particulars are to be decided by the Board of Directors.

2. Notwithstanding Article 33, The Initial Remuneration for the first Corporate Auditors of the Company must be within 60,000,000 for the year.

Article 3. Deletion of Supplementary Provisions

These supplementary provisions will be deleted at the end of the first Ordinary Shareholders' Meeting.

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3. Matters concerning the reasonableness with respect to the matters listed in items 5 and 6 of Paragraph 1 of Article 773 of the Company Law

At the time the company becoming wholly owning parent company upon share transfer, "SKY Perfect JSAT Corporation," will be established through a joint transfer of shares between the Company and JSAT, the allocation ratio as set forth below (the "Exchange Ratio") of "SKY Perfect JSAT Corporation" common stock, as determined by the Company and JSAT, will be applied to deliver common stock to the respective shareholders of the Company and JSAT. These two companies shall then be companies becoming wholly-owned subsidiary upon share transfer of "SKY Perfect JSAT Corporation".

(1) The Exchange Ratio shall be as follows:

The common stock of "SKY Perfect JSAT Corporation" to be allocated for each share of common stock in the Companies shall be one (1) share for the Company and four (4) shares for JSAT.

(2) The basis for the calculation of the Exchange Ratio shall be as follows:

The Companies decided to retain separate financial advisors in order to undertake individual examinations of the reasonable Exchange Ratio from their respective positions for the purpose of protecting the interests of their shareholders.

In response, the Company has retained Morgan Stanley Japan Securities Co., Ltd. ("Morgan Stanley") as its financial advisor, and requested an analysis of the Exchange Ratio for use in discussions with JSAT.

In response to the above request, Morgan Stanley has performed an analysis of the Exchange Ratio based on the comparative stock price performance method, the DCF (Discounted Cash Flow) method, and other methods determined to be reasonable by the Company, and presented the results of such analysis to the Company.

Taking into account the results of the analysis performed by Morgan Stanley, the Company discussed the Exchange Ratio with JSAT pursuant to the advice of Morgan Stanley in addition to performing an internal examination.

As a result, the Companies approved the "Share Transfer Plan," which sets forth the Exchange Ratio above, at their respective board of directors' meetings held on January 11, 2007. However, in this Share Transfer Plan, it is agreed that should any significant change occur affecting the conditions upon which the calculations of the Exchange Ratio are based, the Companies may discuss and change the Exchange Ratio.

Prior to the board of directors' meetings above, the Company received from Morgan Stanley, as financial advisor, an opinion that the Exchange Ratio set forth in the Share Transfer Plan is reasonable, from a financial point of view, to the Company's shareholders as of January 10, 2007.

JSAT has received from Merrill Lynch Japan Securities Co., Ltd. ("Merrill Lynch") as its financial advisor, an opinion that the Exchange Ratio above is reasonable, from a financial point of view, to the shareholders of JSAT as of January 10, 2007.

Also, the amount of paid-in capital and the reserves of "SKY Perfect JSAT Corporation" have been set within the scope of applicable laws and regulations, for the purpose of ensuring the financial integrity of the company and enhanced flexibility in implementing the capital management of "SKY Perfect JSAT Corporation", and are reasonable.

(Note 1)

The full text of the opinion of Morgan Stanley dated January 10, 2007 is attached below (Note 2). Morgan Stanley has assumed and relied upon the accuracy and completeness of various information (including all financial data made available to the Companies) reviewed by Morgan Stanley. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of the Companies. The various procedures followed and the matters reviewed, and the assumptions and conditions used by Morgan Stanley in the preparation and submission of the above opinion are described in the opinion.

(Note 2)

The contents of the full text of the opinion of Morgan Stanley dated January 10, 2007 is as follows:

[Opinion dated January 10, 2007 (copy)]

The official language of this opinion is Japanese, and the translation hereof into English is prepared for reference purpose only and in the event of any conflict between the Japanese language version and the English language version, the Japanese version shall prevail.

January 10, 2007

Board of Directors
Sky Perfect Communications Inc.
15-1, Shibuya 2-Chome
Shibuya-ku, Tokyo
JAPAN

Members of the Board:

We understand that Sky Perfect Communications Inc. ("Sky Perfect") and JSAT Corporation ("JSAT") propose to enter into an agreement relating to their business combination (the "Transaction") on January 11, 2007, substantially in the form of the draft joint transfer plan and the draft joint transfer agreement, each dated January 9, 2007 (the "Plan and Agreement"), which provides, among other things, for the establishment of SKY Perfect JSAT Corporation (the "Holding Company"). Under the Plan and Agreement, Sky Perfect and JSAT agree to establish the Holding Company through a share-for-share exchange (*Kyodo-Kabushiki-Iten*), which is contemplated to take place on April 2, 2007, whereby Sky Perfect

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and JSAT will become wholly-owned subsidiaries of the Holding Company. In connection with the Transaction, (i) holders of Sky Perfect's common stock (the "Sky Perfect Common Stock") will receive one share of the Holding Company's common stock (the "Holding Company Common Stock") for each one share of Sky Perfect Common Stock (the "Exchange Ratio") and (ii) holders of JSAT's common stock (the "JSAT Common Stock") will receive 4 shares of Holding Company Common Stock for each one share of JSAT Common Stock.

The details of the Transaction are described in the Plan and Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Plan and Agreement is fair from a financial point of view to the holders of the Sky Perfect Common Stock.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of Sky Perfect and JSAT, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning Sky Perfect and JSAT prepared by the managements of Sky Perfect and JSAT, respectively;

(iii) reviewed certain financial forecasts prepared by the managements of Sky Perfect and JSAT, respectively;

(iv) reviewed the information relating to certain strategic, financial, and operational benefits anticipated from the Transaction, prepared by the managements of Sky Perfect and JSAT;

(v) discussed the past and current operations, and financial conditions and the prospects of Sky Perfect and JSAT, including the information relating to certain strategic, financial, and operational benefits anticipated from the Transaction, with senior executives and other representatives of Sky Perfect and JSAT, respectively;

(vi) reviewed the pro-forma impact of the Transaction on earnings per share with respect to Sky Perfect's Common Stock, cash flow, consolidated capitalization and financial ratios;

(vii) reviewed the reported prices and trading activities for the Sky Perfect Common Stock and the JSAT Common Stock;

(viii) compared the financial performances of Sky Perfect and JSAT, and the prices and trading activities of the Sky Perfect Common Stock and the JSAT Common Stock with that of certain other publicly-traded companies comparable with Sky Perfect and JSAT, respectively, and their publicly traded common stock;

(ix) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(x) participated in certain discussions and negotiations among representatives of

Sky Perfect and JSAT and certain other parties and their financial and legal advisors;

(xi) reviewed the Plan and Agreement (draft dated January 9, 2007) and certain related documents;

(xii) reviewed the legal due diligence report on JSAT dated December 21, 2006, prepared by the legal advisor of Sky Perfect;

(xiii) reviewed the accounting diligence report on JSAT dated December 28, 2006, prepared by the accounting advisor of Sky Perfect;

(xiv) reviewed tax due diligence reports on JSAT dated December 29, 2006 relating to Japanese tax due diligence, and January 9, 2007 relating to US tax due diligence, prepared by the tax advisor of Sky Perfect; and,

(xv) reviewed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including the information relating to certain strategic, financial, and operational benefits anticipated from the Transaction, we have assumed that they have been reasonably prepared by Sky Perfect and JSAT on bases reflecting the best currently available estimates and judgments of the future financial performances of Sky Perfect and JSAT. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Plan and Agreement without any waiver, amendment or delay of any terms or conditions, and that any and all necessary consents or approvals by governmental or regulatory authorities or others will be obtained without any negative effect on Sky Perfect or the benefits anticipated from the Transaction. We are not legal, accounting or tax advisers and have relied upon, without independent verification, the assessment of Sky Perfect, JSAT and their legal, accounting and tax advisers with respect to legal, accounting and tax matters. We have not made any independent valuation or appraisal of the assets or liabilities of Sky Perfect nor JSAT. We have reviewed due diligence reports prepared by legal, accounting and tax advisors of Sky Perfect and have relied on these reports without any independent verification for the purposes of the opinion set forth herein. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligations to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to merger, acquisition or other extraordinary transaction relating to a business combination involving Sky Perfect other than the Transaction, nor did we negotiate with any third parties in connection with such transactions other than the Transaction.

We have acted as financial advisor to the Board of Directors of Sky Perfect in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Transaction. In the past, Morgan Stanley Japan Securities Co., Ltd. and its affiliates have provided financial advisory and financing services for Sky Perfect, JSAT, or their respective affiliates and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley Japan Securities Co., Ltd. or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or loans of Sky Perfect, JSAT or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Board of Directors of Sky Perfect only and may not be used for any other purpose without our prior written consent. We are not expressing any opinion as to the value of the Holding Company Common Stock delivered to the holders of the Sky Perfect Common Stock pursuant to the Transaction or the price at which the Holding Company Common Stock will trade subsequent to the Transaction. This letter does not express any opinion or recommendation as to how the holders of the Sky Perfect Common Stock or the holders of the JSAT Common Stock should vote at the shareholders' meetings to be held in connection with the Transaction.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Plan and Agreement is fair from a financial point of view to the holders of the Sky Perfect Common Stock.

Very truly yours,

MORGAN STANLEY JAPAN SECURITIES CO., LTD.

By: Ryusuke Shigetomi ____________
Ryusuke Shigetomi
Managing Director

4. **Matters concerning the reasonableness of the provisions with respect to the matters listed in items 9 and 10 of Paragraph 1 of Article 773 of the Company Law concerning stock acquisition rights set forth in item 3 of paragraph 3 of Article 808 of the Company Law issued by the Company and JSAT**

The Company and JSAT determined to issue the stock acquisition rights of a company becoming wholly owning parent company upon share transfer, "SKY Perfect JSAT Corporation," in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, for the purpose of equally protecting the interests of the shareholders of common stock and the holders of stock acquisition rights, taking into account the details of each existing stock acquisition right respectively issued by the Companies and the Exchange Ratio listed in items (1) through (9) below. The stock acquisition rights shall be issued with the details and the ratio respectively set forth in (1) through (9) below.

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(1) to the holder of the first series stock acquisition rights of SKY Perfect (the details of which are described in Schedule 2 of the Share Transfer Plan), one of the first series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 3 of the Share Transfer Plan will be issued for each of the first series stock acquisition rights of SKY Perfect;

(2) to the holder of the second series stock acquisition rights of SKY Perfect (the details of which are described in Schedule 4 of the Share Transfer Plan), one of the second series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 5 of the Share Transfer Plan will be issued for each of the second series stock acquisition rights of SKY Perfect;

(3) to the holder of the third series stock acquisition rights of SKY Perfect (the details of which are described in Schedule 6 of the Share Transfer Plan), one of the third series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 7 of the Share Transfer Plan will be issued for each of the third series stock acquisition rights of SKY Perfect;

(4) to the holder of the fourth series stock acquisition rights of SKY Perfect (the details of which are described in Schedule 8 of the Share Transfer Plan), one of the fourth series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 9 of the Share Transfer Plan will be issued for each of the fourth series stock acquisition rights of SKY Perfect;

(5) to the holder of the fifth series stock acquisition rights of SKY Perfect (the details of which are described in Schedule 10 of the Share Transfer Plan), one of the fifth series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 11 of the Share Transfer Plan will be issued for each of the fifth series stock acquisition rights of SKY Perfect;

(6) to the holder of the first series stock acquisition rights of JSAT (the details of which are described in Schedule 12 of the Share Transfer Plan), one of the sixth series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 13 of the Share Transfer Plan will be issued for each of the first series stock acquisition rights of JSAT;

(7) to the holder of the second series stock acquisition rights of JSAT (the details of which are described in Schedule 14 of the Share Transfer Plan), one of the seventh series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 15 of the Share Transfer Plan will be issued for each of the second series stock acquisition rights of JSAT;

(8) to the holder of the fourth series stock acquisition rights of JSAT (the details of which are described in Schedule 16 of the Share Transfer Plan), one of the eighth series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 17 of the Share Transfer Plan will be issued for each of the fourth series stock acquisition rights of JSAT; and

(9) to the holder of the fifth series stock acquisition rights of JSAT (the details of which are described in Schedule 18 of the Share Transfer Plan), one of the ninth series stock acquisition rights of "SKY Perfect JSAT Corporation" set forth in Schedule 19 of the Share Transfer Plan will be issued for each of the fifth series stock acquisition rights of JSAT.

5. Matters concerning JSAT

Details of the financial statements for the most recent business year

Details of the financial statements for the most recent business year of JSAT are described in Schedule 20 "Financial Statements, etc. of JSAT".

6. Disposition of material assets and assumption of material obligations and other events materially affecting the conditions of company assets incurred by the company after the last day of the most recent business year

Pursuant to the approval of the board of directors' meeting held on December 21, 2006, the Company made a basic agreement with Space Shower Networks Inc. to make the subsidiary of Space Shower Networks Inc., eTEN INC. (Head Office: Minato-ku, Tokyo, President and Representative Director: Masahito Atsumi) be the subsidiary of the Company through a share exchange. Upon the share exchange, an absorption-type demerger of the business concerning "e-Tenki.net," a program broadcasted on "SKY PerfecTV!," the CS digital broadcasting service. of Space Shower Networks Inc., is contemplated to take place around early March of 2007 by Space Shower Networks INC. The Company is scheduled to make eTEN Inc. into its subsidiary after the completion of the absorption-type demerger above.

7. Matters Concerning Persons to Become Directors of "SKY Perfect JSAT Corporation"

The persons to become Directors of "SKY Perfect JSAT Corporation" are as follows:

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Masanori Akiyama (November 29, 1947)	Apr. 1970	Joined ITOCHU Corporation	(1) 0 shares (2) 26.5 shares (3) 106 shares
	Apr. 1997	General Manager, Aerospace, Electronics and Multimedia Company, ITOCHU Corporation	
	Jan. 1999	Counsel, ITOCHU Corporation	
	Mar. 1999	Joined JSAT Corporation	
	Jun. 1999	Director, JSAT Corporation	
	Jun. 2000	Senior Executive Officer, JSAT Corporation	
	Aug. 2001	Chairman & CEO, JSAT International Inc. Chief Officer, Horizons Satellite LLC	
	Jun. 2003	Director, Senior Executive Officer, JSAT Corporation	
	Apr. 2004	Director, Senior Executive Officer, Market Development Group Manager, JSAT Corporation	
	Jun. 2006	Director, Senior Managing Executive Officer, Market Development Group Manager, JSAT Corporation (present)	

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Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Masato Nito (May 11, 1955)	Apr. 1981	Joined Mitsui Engineering and Shipbuilding Co., Ltd.	(1) 40 shares (2) 3 shares (3) 52 shares
	Aug. 1989	Joined Japan Communications Satellite Company, Inc. (currently JSAT Corporation)	
	Nov. 1994	Assistant Manager of Marketing Division and Planning Management Division, DMC Planning Inc. (currently SKY Perfect Communications Inc.)	
	Apr. 1997	Director in charge of Corporate Planning and Business Planning, PerfecTV Corporation (currently SKY Perfect Communications Inc.)	
	May 1998	Director, PerfecTV Corporation	
	Dec. 1999	Director, SN Planning (currently Data Network Center Corporation)	
	Jun. 2000	Director, JSAT Corporation Managing Director, SKY Perfect Communications Inc.	
	Jun. 2003	Representative Director & President, Opticast Inc.	
	Jun. 2004	Director, Opticast Inc.	
	Jun. 2005	Representative Director & President, Multi Channel Entertainment Inc.	
	Nov. 2005	Director, Index Corporation (currently Index Holdings)	
	Jan. 2006	Representative Director & President, Opticast Marketing Inc.	
	Jun. 2006	President and Representative Director, SKY Perfect Communications Inc. (present)	

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Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Ryoji Hirabayashi (November 13, 1950)	Apr. 1974 Apr. 1991 Jul. 1993 Apr. 1996 May 1996 Oct. 1999 Nov. 2000 Oct. 2001 Nov. 2001 Apr. 2002 Mar. 2003 Apr. 2003 Sep. 2003 Mar. 2004 Jun. 2005 Jan. 2006 May 2006	Joined The Fuji Bank, Ltd. Assistant Manager, Business Division II, Head Office, The Fuji Bank, Ltd. Assistant Manager, Information Development Division, The Fuji Bank, Ltd. Counsel, International Administrative Division, The Fuji Bank, Ltd. General Manager, Dusseldorf Branch, The Fuji Bank, Ltd. General Manager, Sales Channel Development Division, The Fuji Bank, Ltd. General Manager, Shinjuku Shintoshin Corporate Banking Division, The Fuji Bank, Ltd. General Manager, Shinjuku Shintoshin Branch, The Fuji Bank, Ltd. Counsel, International Division, The Fuji Bank, Ltd. General Manager, New York Branch, The Fuji Bank, Ltd. General Manager, Americas Corporate Banking Division No.2, Mizuho Corporate Bank, Ltd. General Manager, International Business Administrative Division, Mizuho Corporate Bank, Ltd. General Manager, Securities and Investment Banking Division, Mizuho Bank, Ltd. Senior Executive Officer, Mizuho Capital Co., Ltd. Managing Director, Mizuho Capital Co., Ltd. Managing Director, SKY Perfect Communications Inc. (present) Director, Opticast Inc. (present) Director, Opticast Marketing Inc. (present) Director, Nikkatsu Corporation (present)	(1) 7 shares (2) 0 shares (3) 7 shares

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Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Hiroo Sumitomo (December 31, 1951)	Apr. 1975	Joined Sumitomo Corporation	(1) 0 shares (2) 4 shares (3) 16 shares
	Jun. 1980	Office Worker, Sumitomo Corporation of America	
	Feb. 1987	Assistant to Manager, Information & Industry Planning Development Dept., Sumitomo Corporation	
	Feb. 1991	Manager, Corporate Planning Dept., Satellite Japan Corporation	
	Aug. 1993	Assistant to Manager, Satellite Communication Business Dept., Sumitomo Corporation	
	Apr. 1999	Assistant Manager, CATV & Satellite Dept., Sumitomo Corporation	
	Aug. 2002	Joined JSAT Corporation Assistant General Manager, Business Development Group	
	Nov. 2002	Assistant General Manager, Market Development Group, JSAT Corporation	
	Jun. 2003	Executive Officer, Market Development Group, General Manager, Broadcast Business Div., JSAT Corporation	
	Jun. 2006	Senior Executive Officer, Market Development Group General Manager, Broadcast Business Div., JSAT Corporation (present)	

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Iwao Nakatani (January 22, 1942)	Oct. 1991	Professor, Hitotsubashi University	(1) 0 shares (2) 0 shares (3) 0 shares
	Jun. 1999	Director, Sony Corporation	
	Apr. 2000	Director of Research, SRIC Corp. (currently Mitsubishi UFJ Research and Consulting Co. Ltd.) (present)	
	Jun. 2000	Director, JSAT Corporation (present)	
	Oct. 2000	Director, ASKUL Corporation (present)	
	Sep. 2001	President, TAMA University (present)	
	Mar. 2003	Director, WDI Corporation (present)	
	Jun. 2005	Director, The Fuji Fire And Marine Insurance Company, Limited (present)	
Masakatsu Mori (January 22, 1947)	Apr. 1969	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd)	(1) 13 shares (2) 0 shares (3) 13 shares
	May 1971	Qualified as Certified Public Accountant	
	Sep. 1981	Partner, Arthur Andersen & Co. (currently Accenture Japan Ltd)	
	Feb. 1989	President, Andersen Consulting (currently Accenture Japan Ltd) Board Member, Andersen Consulting (Global) (currently Accenture)	
	Apr. 2003	Chairman & Representative Director, Accenture Japan Ltd	
	Jun. 2005	Director, SKY Perfect Communications Inc. (present)	
	Sep. 2005	Chairman & Director, Accenture Japan Ltd (present)	

[38]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Jun Murai (March 29, 1955)	Aug. 1984	Assistant, Computer Center, Tokyo Institute of Technology	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 1987	Assistant, Computer Center, The University of Tokyo	
	Apr. 1990	Assistant Professor, Faculty of Environmental Information, Keio University	
	Apr. 1994	Assistant Professor, Graduate School of Media and Governance, Keio University	
	Apr. 1997	Professor, Faculty of Environmental Information, Keio University (present) Professor, Graduate School of Media and Governance, Keio University (present)	
	Apr. 1999	Executive Director, Keio Research Institute at SFC, Keio University	
	Jun. 1999	Outside Director, SOFTBANK Corp. (present)	
	Dec. 2000	Director and President, InternetNode, Inc.	
	Mar. 2001	Director, Academy Capital Investments, Inc. (present)	
	Jun. 2002	Chairman & Director, InternetNode, Inc. (present)	
	May 2005	Vice-President, Keio University (present)	
	Sept. 2006	Director, Global Knowledge Network Japan, Ltd. (present)	

[39]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Hiromasa Otsuka (December 7, 1950)	Apr. 1973	Joined Sony Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jan. 1980	Transferred to Sony Corporation of America	
	Nov. 1991	General Manager, Consumer Video Business Strategy Planning Department, Sony Corporation	
	Jul. 1996	Senior Vice President, New Business Development, Sony Electronics Inc. (U.S.A.)	
	Jan. 1998	Vice President, Digital Network Solutions Company, Sony Corporation	
	Apr. 2000	President, eSONY Development Group, Sony Corporation	
	Apr. 2001	President, Broadband Network Center, Sony Corporation	
	Jun. 2002	Executive Officer, Sony Corporation	
	Mar. 2003	President & CEO, AII Inc. (present)	
	Jun. 2003	Executive Officer, Sony Corporation	
	Jun. 2005	SVP, Corporate Executive, Sony Corporation (present)	
		Representative Director & President, Broadcast Media Corporation	
	May 2006	Senior General Manager, Business Strategy Office, Sony Corporation (present)	
		Deputy President, Personal Solutions Business Group, Sony Corporation (present)	
	Oct. 2006	Senior General Manager, FeliCa Business Division, Sony Corporation (present)	
	Nov. 2006	General Manager, FeliCa Business Division, Sony Corporation (present)	

[40]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Kazunobu Iijima (January 4, 1947)	Apr. 1972	Joined Mitsubishi Corporation	(1) 1 share (2) 0 shares (3) 1 share
	Jun. 1991	Director, Marketing Div., Space Communication Corporation	
	Apr. 1995	Div. MGR , Media & Broadcasting Div., Mitsubishi Corporation	
	May 1997	Joined Fuji Television Network, Inc.	
	Jun. 1997	Managing Director, Broadcasting Div., Japan Sky Broadcasting Co., Ltd. (currently SKY Perfect Communications Inc.)	
	Jun. 1999	Chief, Management Planning Division, Fuji Television Network, Inc.	
	Jun. 2006	Executive Managing Director, Fuji Television Network, Inc. (present)	

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Shigeru Ikeda (March 4, 1941)	Apr. 1964	Joined Nippon Telegraph and Telephone Public Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jan. 1989	General Manager, Asset Management Dpt. Affiliated Companies Headquarters, Nippon Telegraph and Telephone Corporation	
	Jun. 1991	Executive Manager, Personnel Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1992	Director, Executive Manager, Personnel Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1994	Director, Senior Executive Manager, Production Planning Dpt., Nippon Telegraph and Telephone Corporation	
	Jul. 1995	Director, Executive Manager, Multimedia Business Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1996	Managing Director, Executive Manager, Multimedia Business Dpt., Nippon Telegraph and Telephone Corporation	
	Jun. 1997	Managing Director, Senior Executive Manager, Multimedia Service Promotion Headquarters, Nippon Telegraph and Telephone Corporation	
	Jun. 1998	Advisor, Nippon Telegraph and Telephone Corporation	
	Apr. 1999	President & CEO, NTT-ME Co.	
	Jul. 2002	Managing Director, Communications and Information network Association of Japan	
	Sep. 2006	Advisor, NTT Resonant Inc. (present)	

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares to be Allocated
Kohei Manabe (January 20, 1934)	Apr. 1956	Joined Nippon Television Network Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Jun. 1985	Director, Nippon Television Network Corporation	
	Jun. 1992	Executive Managing Director, Nippon Television Network Corporation	
	May 1994	Senior Executive Managing Director, Nippon Television Network Corporation	
	Jun. 2001	Representative Director, Vice Chairman, Nippon Television Network Corporation	
	Jun. 2003	Director, JSAT Corporation (present)	
	Nov. 2003	Representative Director, President, Nippon Television Network Corporation	
	Jun. 2005	Representative Director, Corporate Advisor, Nippon Television Network Corporation (present)	

(Notes)

1. Mr. Hiromasa Otsuka, the candidate for Director, is the President & CEO of AII Inc. The Company has a business relationship with the said company, including services to generate/convert materials relating to digital data broadcasting in the 110 degree CS broadcasting service.

   Mr. Kohei Manabe, the candidate for Director, is a Representative Director of Nippon Television Network Corporation. The Company has a business relationship with the said company, including broadcast program transmitting service and customer management service relating to the said company's broadcast service on "SKY PerfecTV!", the platform service operated by the Company. JSAT Corporation has a business relationship with the said company, which includes the provision of telecommunication services.

   Other candidates for Director do not have any special interest in the Company and JSAT Corporation, and it is not within contemplation that any special interest in "SKY Perfect JSAT Corporation" will arise.

2. All six persons, Mr. Iwao Nakatani, Mr. Masakatsu Mori, Mr. Jun Murai, Mr. Hiromasa Otsuka, Mr. Shigeru Ikeda, and Mr. Kohei Manabe are candidates for Outside Director.

3. Reasons for appointing as Outside Directors

(1) Mr. Iwao Nakatani, the candidate for Director, is an Outside Director of JSAT Corporation and also Chairman of the Board Counselor of Mitsubishi UFJ Research and Consulting Co. Ltd., President of TAMA University, and a director in several companies including ASKUL Corporation. We expect him to apply the distinguished expertise that he has cultivated in the fields of economics and management to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

(2) Mr. Masakatsu Mori, the candidate for Director, is an Outside Director of the Company and also Chairman & Director of Accenture Japan Ltd, having served as Chairman & Representative Director of the same company. We expect him to apply the extensive knowledge and experience, etc. that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

(3) Mr. Jun Murai, the candidate for Director, is a Professor of Keio University. We expect him to apply the extensive expert knowledge that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

(4) Mr. Hiromasa Otsuka, the candidate for Director, served as an Executive Officer of Sony Corporation and the Representative Director & President of Broadcast Media Corporation, and is currently the President & CEO of AII Inc. We expect him to apply the expert knowledge related to the broadcast industry and telecommunication industry that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

(5) Mr. Shigeru Ikeda, the candidate for Director, served as Managing Director of Nippon Telegraph and Telephone Corporation and the President & CEO of NTT-ME Co., and is currently an Advisor of NTT Resonant Inc. We expect him to apply the extensive management experience and industry knowledge that he has cultivated to the management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

(6) Mr. Kohei Manabe, the candidate for Director, is an Outside Director of JSAT Corporation and also a Representative Director and Corporate Advisor of Nippon Television Network Corporation. We expect him to apply the extensive management experience and industry knowledge that he has cultivated to the

management of "SKY Perfect JSAT Corporation," and we therefore appoint him as a candidate for Outside Director.

4. Limited liability agreement with candidates for Outside Director
"SKY Perfect JSAT Corporation" plans to enter into an agreement with each candidate for Outside Director limiting the damages compensation liability of the candidate for Outside Director in accordance with paragraph 1, Article 427 of the Company Law; provided, however, that the limited liability amount pursuant to such agreement shall be the higher amount of either (a) an amount determined in advance which is 10 million yen or higher, or (b) the amount provided by law.

8. Matters Concerning Persons to Become Corporate Auditors of "SKY Perfect JSAT Corporation"

The persons to become Corporate Auditors of "SKY Perfect JSAT Corporation" are as follows:

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Shoichi Kameyama (November 19, 1946)	Apr. 1970	Joined Mitsui & Co. Ltd.	(1) 0 shares (2) 6 shares (3) 24 shares
	Jul. 1976	Mitsui & Co. Ltd. Jakarta Office	
	Nov. 1983	Assistant General Manager of Steel & Machinery Dept., Mitsui & Co. (U.S.A) INC. Seattle Office	
	Oct. 1991	General Manager of Business 3rd Div. of Automotive 1st Div., Mitsui & Co. Ltd.	
	Oct. 1995	General Manager of Automotive 2nd Div., Mitsui & Co. Ltd.	
	Feb. 1999	General Manager, Mitsui & Co. Ltd. Manila Branch	
	Jun. 2003	Corporate Auditor, JSAT Corporation (present)	

[45]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Ryosuke Tsuruma (April 30, 1948)	Apr. 1971	Joined ITOCHU Corporation	(1) 0 shares (2) 0 shares (3) 0 shares
	Apr. 1993	Deputy Manager, Osaka Audit Department, Internal Audit Division, ITOCHU Corporation	
	Oct. 1994	Manager, Machinery/Aerospace & Electronics/Construction Department, Internal Audit Division, ITOCHU Corporation	
	Jul. 1995	ITOCHU International Inc. New York Office	
	Feb. 2000	Deputy General Manager, Internal Audit Division, ITOCHU Corporation	
	Apr. 2001	Manager, No.4 Department, Internal Audit Division, ITOCHU Corporation	
	Jun. 2001	General Manager, Risk Management Division, ITOCHU Corporation	
	Jun. 2004	Corporate Auditor, SKY Perfect Communications Inc. (present) Corporate Auditor, Data Network Center Corporation (present)	
	Mar. 2005	Corporate Auditor, Pay Per View Japan, Inc. (present)	
	Jun. 2005	Corporate Auditor, Opticast Inc. (present)	

[46]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Toshiaki Katsushima (August 9, 1939)	Mar. 1963	Joined CPA Shouzou Tatsumi Firm (later Deloitte Haskins and Sells)	(1) 0 shares (2) 0 shares (3) 0 shares
	Sep. 1965	Registered Certified Public Accountant	
	Jan. 1966	Registered Certified Public Tax Accountant	
	Jun. 1981	Partner, Deloitte Haskins and Sells (currently Tohmatsu & Co.)	
	Jun. 1990	Representative, Katsushima & Co.	
	Oct. 2003	Toshiaki Katsushima Firm (CPA, CTA) (present)	
	Apr. 2004	Visiting Professor (full-time), Waseda University, Graduate School of Finance, Accounting & Law (present) Part-Time Inspector, Yamaguchi University (present)	
	Jun. 2005	Corporate Auditor, Tokyo Stock Exchange, Inc. (present) Corporate Auditor, JSAT Corporation (present)	
	Oct. 2005	Audit Committee Member, Mitsubishi UFJ Trust and Banking Corporation (present)	
	Mar. 2006	Corporate Auditor, Net Mile Incorporated (present)	
	Jun. 2006	Corporate Auditor, Avex Group Holdings Inc. (present)	

[47]

Name (Date of Birth)	History, Position and Responsibilities at the Company and Representation at Other Corporations, etc.		(1) Number of the Company's Shares Owned (2) Number of JSAT's Shares Owned (3) Number of "SKY Perfect JSAT Corporation" Shares Allocated
Kenichiro Tanaka (October 5, 1955)	Apr. 1979	Joined Tokyo Broadcasting System Incorporated	(1) 0 shares (2) 0 shares (3) 0 shares
	Jul. 1997	Deputy Vice-president, Accounting Department of Finance Division, Tokyo Broadcasting System Incorporated	
	Jun. 2001	Corporate Auditor, TBS Kikaku Co., Ltd. (present)	
	Jan. 2003	General Manager, Department of Corporate Planning, Tokyo Broadcasting System Incorporated (present)	
	Jun. 2003	Corporate Auditor, Nichion, Inc. (present)	

(Notes)

1. No candidate has any special interest in the Company and JSAT Corporation, and it is not within contemplation that any special interest in "SKY Perfect JSAT Corporation" will arise.

2. Each of Mr. Shoichi Kameyama, Mr. Ryosuke Tsuruma, Mr. Toshiaki Katsushima, and Mr. Kenichiro Tanaka, the candidate for Corporate Auditor, is a candidate for Outside Corporate Auditor.

3. Reasons for appointing as Outside Corporate Auditors
   (1) Mr. Shoichi Kameyama, the candidate for Corporate Auditor, is an Outside Corporate Auditor of JSAT Corporation. Based on this experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

   (2) Mr. Ryosuke Tsuruma, the candidate for Corporate Auditor, is an Outside Corporate Auditor of the Company. Based on this experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

(3) Mr. Toshiaki Katsushima, the candidate for Corporate Auditor, is an Outside Corporate Auditor of JSAT Corporation. Based on his distinguished expertise in accounting and tax and extensive audit experience, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

(4) Mr. Kenichiro Tanaka, the candidate for Corporate Auditor, is a General Manager, Department of Corporate Planning of Tokyo Broadcasting System Incorporated. Based on his wide discernment regarding broadcasting, for the purposes that the Board of Directors of "SKY Perfect JSAT Corporation" receive useful advice and "SKY Perfect JSAT Corporation" be neutrally audited with respect to lawfulness of the conduct of management, etc., we appoint him as a candidate for Outside Corporate Auditor.

4. Limited liability agreement with candidates for Outside Corporate Auditor

"SKY Perfect JSAT Corporation" plans to enter into an agreement with each candidate for Outside Corporate Auditor limiting the damages compensation liability of the candidate for Outside Corporate Auditor in accordance with paragraph 1, Article 427 of the Company Law; provided, however, that the limited liability amount pursuant to such agreement shall be the higher amount of either (a) an amount determined in advance which is 10 million yen or higher, or (b) the amount provided by law.

9. Matters concerning a person to become an accounting auditor of "SKY Perfect JSAT Corporation"

The person to become an accounting auditor of "SKY Perfect JSAT Corporation" is as follows:

(As of September 30, 2006)

Name	Deloitte Touche Tohmatsu	
Location of Principal Office	MS Shibaura Building, 13-23, Shibaura 4-chome, Minato-ku, Tokyo	
Summary	Partners: 429 certified public accountants Counsels: 22 people Personnel: 1,362 certified public accountants, 1,126 assistant certified public accountants, 481 other professionals and 326 office workers Offices: 29 domestic offices Liaison offices: 10 domestic offices	
History	May 1968	Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu) was established.
	May 1975	Became part of Touche Ross International (TRI)

	Oct. 1986	Tohmatsu Awoki & Co. and Sanwa & Co. (established in June 1973) merged into Tohmatsu Awoki & Sanwa.
	Apr. 1988	Merged with Marunouchi & Co. (established in December 1968)
	Oct. 1988	Merged with Nishikata Audit Corporation (established in August 1969) and Sapporo Dai-ichi kaikei Audit Corporation (established in April 1976)
	Jan. 1990	Deloitte Haskins and Sells International and Touche Ross International merged, changing its international name to Deloitte & Touche Tohmatsu.
	Feb. 1990	Merged with Mita Audit Corporation (established in June 1985) and changed its name to Tohmatsu & Co.
	Jun. 2000	The integration stage of Deloitte & Touche Tohmatsu commenced and Tohmatsu & Co. participated therein.
	Apr. 2001	Merged with SAN-AI Audit Corporation (established in May 1983).
	Jul. 2002	Merged with Seiwa Audit Corporation (established in 1974).
	Dec. 2002	Dissolved the capital tie with, and completely separated from, Deloitte Tohmatsu Consulting (currently ABeam Consulting, Ltd.).
	Apr. 2004	Changed its English legal name to Deloitte Touche Tohmatsu.

10. Matters concerning resolutions of this agenda item

This agenda item shall become effective upon approvals of the shareholders' meetings of the Company and JSAT.

The resolutions of this agenda item may lose effect if: (a) a material change occurs in the conditions of the Company or JSAT's assets or management, (b) an event occurs that might result in a material obstacle to the implementation of the share transfer, or such an event becomes obvious, or (c) it otherwise becomes difficult to achieve the purpose of the Share Transfer Plan, and the effect of the Share Transfer Plan thereby becomes null and void within the period up to the date of incorporation of the company becoming an wholly owning parent company upon share transfer.

Agenda Item No. 2 Partial Amendment of the Articles of Incorporation

1. Reason for amendment

If the "Approval of the Share Transfer Plan" proposed in the Agenda Item No. 1 is approved, the shareholder of the Company as of the date of incorporation of the company becoming the wholly owning parent company upon share transfer shall be such company becoming the wholly owning parent company upon share transfer only, and the provision concerning the record date shall lose its necessity. In connection therewith, the system of record date for the shareholders' meeting shall be abolished and Article 13 (Record Date for Ordinary General Meeting of Shareholders) of the current articles of incorporation shall be deleted.

In connection with this amendment, the numbering of Article 14 and each article thereafter shall be moved up accordingly.

However, this proposed amendment shall be subject to the approval of the Agenda Item No.1.

2. Details of the amendment

The details of the amendment are as follows:

(Underline indicates the proposed amendment)

Current Articles of Incorporation	Proposed Amendment
Article 13 (Record Date for Ordinary General Meeting of Shareholders) The record date for the voting rights of the ordinary general meeting of shareholders of the Company shall be March 31 each year.	(Deletion)
Article 14	Article 13 Each following article shall be moved up.

(Reference)

The agenda item concerning the dividends of surplus for the year ending in March 2007 (from April 1, 2006 to March 31, 2007) is scheduled to be submitted for deliberation to the ordinary general meeting of shareholders for the year ending in March 2007 of the Company. If this agenda item is approved, shareholders entitled to exercise voting rights in connection with this agenda item shall be a company becoming the wholly owning parent company upon share transfer. However, with respect to such dividends, the amount approved by the company becoming the wholly owning parent company upon share transfer at the ordinary general meeting of shareholders for the year ending in March 2007 of the Company is scheduled to be paid by the Company to the shareholders or registered pledgees with respect to the shares entered or recorded in the last shareholder register as of March 31, 2007.

Notice on Exercise of Voting Rights through the Internet

We hereby inform you that your voting rights in the Company can be exercised through the Internet.

1. Matters to be noted in relation to exercising voting rights through the Internet

If you exercise your voting rights through the Internet, please note the following matters beforehand:

1) The exercise of voting rights through the Internet can be made only by using the voting rights exercise site (please refer to the URLs below) designated by the Company. Please be informed that the voting rights exercise site cannot be used through the Internet using a mobile phone or PHS. When you exercise your voting rights through the Internet, the voting rights exercise code and password, which are set forth in the Voting Rights Exercise Form enclosed, will be required.

2) The voting rights exercise code and password provided this time are valid only for this Meeting. At the next meeting, new voting rights exercise codes and passwords will be issued.

3) The exercise of voting rights through the Internet will be accepted until the day immediately preceding the Extraordinary Shareholders' Meeting, Thursday, February 8, 2007.

4) If your voting rights have been exercised in duplicate in writing and through the Internet, the exercise made through the Internet will be treated as the valid exercise.

5) If you have exercised your voting rights more than once through the Internet, the last exercise will be treated as the valid exercise.

6) Expenses in connection with the use of the Internet (such as the provider connection rate and the telecommunication rate) shall be borne by the shareholders.

2. How to exercise voting rights through the Internet

1) Access http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp. The above URLs cannot be accessed between 3:00 a.m. and 5:00 a.m. during the exercise period.

2) Enter the voting rights exercise code and password, then press the "Log in" button.
The voting rights exercise code and password are set forth in the upper right corner of the Voting Rights Exercise Form enclosed.

3) Follow the instructions on the screen, and exercise your voting rights.

3. Environment for use

To exercise voting rights through the Internet, the following system conditions are required:

(a) PC: Windows® model, Macintosh model
(Mobile phones, PDAs, and games machines are not compatible)

(b) Browser: Microsoft® Internet Explorer 5.5 or later, Netscape Communicator 4.7 or later

(c) Internet environment: The environment which the Internet can be used, such as being under contract with Internet providers.

(d) Screen Resolution: At least 1024 x 768 is recommended.

* Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries.

* Macintosh is a trademark of Apple Computer, Inc.

* Netscape is a registered trademark of Netscape Communications Corporation in the United States and other countries.
Netscape Communicator is also a trademark of Netscape Communications Corporation, and in some cases, a registered trademark in some countries.

4. About Security

It can be used safely, since encryption (SSL128bit) technology is used to prevent manipulation or wiretapping of the information exercised.

The voting rights exercise code and password set forth in the Voting Rights Exercise Form are important information which authenticate the shareholder. Please be careful that under no circumstances are they known to other persons. The Company will not ask you for your shareholder's password.

5. Contact information for inquiries

1) Exclusive contact information for inquiries relating to the operation of, and other matters relating to, PCs, etc., in relation to the electronic exercise of voting rights

Internet Help Dial
Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
Tel: 0120-768-524 (Free Dial)
(open 9:00-21:00, excluding Saturdays, Sundays and holidays)

2) Contact information for inquiries relating to matters other than those falling under 1) above, such as change of address, etc.

Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
Tel: 0120-288-324 (Free Dial)
(open 9:00-17:00, excluding Saturdays, Sundays and holidays)

[54]

ACCESS MAP FOR EXTRAORDINARY SHAREHOLDERS' MEETING

Place: 13-1, Takanawa 3-chome, Minato-ku, Tokyo
Keiun-no-ma, Third Floor, International Convention Center PAMIR
New Takanawa Prince Hotel

By Train: Shinkansen, JR, and Keihin Kyuko-Lines
About 9 minutes walk from Shinagawa Station (Takanawa exit).

Subway Toei Asakusa-Line
About 7 minutes walk from Takanawadai Station (A1 exit).


Takanawadai
Subway Station
Route #1
New Takanawa
Prince Hotel
International
Convention Center
PAMIR
Takanawa
Prince Hotel
Parking
Zakuro-zaka Street
Ichou-zaka Street
Shinagawa
Prince Hotel
Route #15
To Ginza
Tokaido Shinkansen.
JR line, keihin kyuko line
Shinagawa Station

Details of the Share Transfer Plan Stock Acquisition Rights (*kabushiki iten keikaku shinkabu yoyaku ken*) and the Stock Acquisition Rights delivered upon Share Transfer in lieu of the Share Transfer Plan Stock Acquisition Rights by the Company becoming Wholly Owning Parent Company as provided in Schedules 2 through 19

Schedule 2

Details of First Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name

SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,644 shares of common stock in the Company

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

Number of shares after adjustment	=	Number of shares before adjustment	x	Ratio of stock split or consolidation

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued

1,644 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right

Each stock acquisition rights shall be issued at no cost and the issue date shall be December 1, 2002.

5. Amount to be paid upon exercise of stock acquisition rights

The amount to be paid upon exercise per stock acquisition right ("Exercise Price") shall be an amount equal to 105,436 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.

If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From December 1, 2004 to November 30, 2008

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.

  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the Company's shareholders' meeting approves the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company
(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").
(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.
(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.
(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.
(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

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Schedule 3

Details of First Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

1,644 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of First Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,644 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 105,436 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to November 30, 2008

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
   (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
   (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
   (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]
   (i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before

his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
  a. Commencement date of inheritance;
  b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
  c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
  a. A certified copy of the removal of the SAR Holder;
  b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
  c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
  d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

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(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

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11. Issue of stock acquisition right certificates
Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares
If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights
Head office of the Company

14. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company
14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 4

Details of Second Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name
SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
2,909 shares of common stock in the Company
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

Number of shares after adjustment = Number of shares before adjustment x Ratio of stock split or consolidation

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued
2,909 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right
Each stock acquisition rights shall be issued at no cost and the issue date shall be April 1, 2004.

5. Amount to be paid upon exercise of stock acquisition rights
The amount to be paid upon exercise per stock acquisition right ("Exercise Price") shall be an amount equal to 152,000 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.
If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

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$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From April 1, 2006 to March 31, 2010

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.

  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.
(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.
(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

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(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company
(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").
(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.
(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.
(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.
(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 5

Details of Second Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
2,909 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Second Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
2,909 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 152,000 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

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If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to March 31, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;

(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;

(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before

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his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
  a. Commencement date of inheritance;
  b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
  c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
  a. A certified copy of the removal of the SAR Holder;
  b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
  c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
  d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

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(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

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11. Issue of stock acquisition right certificates
Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares
If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights
Head office of the Company

14. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company
14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company
(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo
(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

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Schedule 6

Details of Third Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name
SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
1,158 shares of common stock in the Company
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

Number of shares after adjustment = Number of shares before adjustment x Ratio of stock split or consolidation

If the Company carries out a merger or consolidation of the Company with another company, or if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued
1,158 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right
Each stock acquisition rights shall be issued at no cost and the issue date shall be December 1, 2004.

5. Amount to be paid upon exercise of stock acquisition rights
The amount to be paid per stock acquisition right ("Exercise Price") shall be an amount equal to 126,105 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.
If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

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$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share or disposal price}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From December 1, 2006 to November 30, 2010.

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.
  (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
  (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (d) below.

(c) A person who is allocated stock acquisition rights may not transfer, pledge or otherwise dispose of the allocated stock acquisition rights to any third party.

(d) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to

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the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Wholly Owning Parent Company

(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted taking into consideration the conditions of the share for share exchange or share transfer, etc. ("Number of Shares After Assumption").

(c) Amount to be paid upon exercise of the stock acquisition rights
The amount obtained by multiplying the reasonably adjusted exercise price per share by the Number of Shares After Assumption taking into consideration the conditions of share for share exchange or share transfer, etc.

(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.

(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.

(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights

Head office of the Company

15. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 7

Details of Third Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
1,158 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Third Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
1,158 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 126,105 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

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If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights
From April 2, 2007 to November 30, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
   (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
   (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
   (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from April 2, 2007 to November 30, 2007.
(ii) Holders of stock acquisition rights may exercise all rights allocated from December 1, 2007 to November 30, 2010.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
a. Commencement date of inheritance;
b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
a. A certified copy of the removal of the SAR Holder;
b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
d. Other ducuments that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights.

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

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existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

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(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 8

Details of Fourth Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name
SKY Perfect Communications Inc. (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights
2,599 shares of common stock in the Company
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired upon exercise of stock acquisition rights shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised requires any other adjustment in relation to such events, the Company may adjust the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised as deemed reasonably necessary.

3. Total number of the stock acquisition rights to be issued
2,599 units (one share per stock acquisition right; provided, however that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above.)

4. Issue price and issue date of each stock acquisition right
Each stock acquisition rights shall be issued at no cost and the issue date shall be August 1, 2005.

5. Amount to be paid upon exercise of stock acquisition rights
The amount to be paid per stock acquisition right ("Exercise Price") shall be an amount equal to 85,953 yen, which is the Exercise Price per share, multiplied by the number of shares to be issued per stock acquisition right provided in Section 3 above.
If, after the issue date of stock acquisition rights, the Company issues new shares or disposes of treasury stock at a price less than the market price (excluding any exercise of preemptive rights or stock acquisition rights), the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen. The "Number of issued shares" used in the following formula is the total number of issued shares of the Company less the number of treasury stock held by the Company.

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$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued or disposed of} \times \text{Exercise price per share}}{\text{Stock price per share before new issuance or disposal of shares}}}{\text{Number of issued shares} + \text{Number of shares newly issued or disposed of}}$$

If, after the issue date of stock acquisition, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue date of stock acquisition rights, the Company carries out a merger or consolidation of the Company with another company, if the Company carries out a company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), or when the Exercise Price per share requires any other adjustment in relation to such events, the Company may adjust the Exercise Price per share as deemed reasonably necessary.

6. Exercise period of stock acquisition rights

From August 1, 2007 to July 31, 2011

7. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights may exercise them even after that person loses his or her position as a director or an employee of the Company; provided, however, that if any of the following applies to such holder of stock acquisition rights, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company.

(b) If a person who is allocated stock acquisition rights dies, his or her successor may exercise them. The conditions of exercise of rights by such successor shall be as set out in the agreement described in (c) below.

(c) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the person who is allocated stock acquisition rights pursuant to the resolution of the board of directors.

8. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved at a shareholders' meeting, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, or whenever necessary, the Company may cancel all stock acquisition rights at no cost.

(b) When any person who is allocated stock acquisition rights becomes unable to exercise the rights due to an event set out in Section 7 above, the Company may cancel the stock acquisition rights at no cost.

(c) The Company may cancel the stock acquisition rights acquired and held by the Company that have not been exercised at any time at no cost.

9. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

10. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by any person who is allocated stock acquisition rights.

11. Portion of the exercise price for shares of common stock of the Company to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

The amount not to be recorded equals the exercise price per share less the amount to be recorded in the stated capital of the Company. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the exercise price per share by 0.5, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

12. Record date for dividends with respect to newly issued shares of common stock of the Company upon exercise of stock acquisition rights

Payment of the first dividend or the distribution of money for the first interim dividend for shares of common stock of the Company issued upon exercise of stock acquisition rights shall be made as though the exercise of the stock acquisition rights became effective on (i) April 1 if the stock acquisition rights were exercised between April 1 and September 30, or (ii) October 1 if the stock acquisition rights were exercised between October 1 and March 31 of the following year.

13. Assumption of obligations by the wholly owning parent company with respect to stock acquisition rights regarding share for share exchange or share transfer under which the Company will become a wholly owned subsidiary and determination policy for the terms and conditions of assumed stock acquisition rights

If the Company engages in a share for share exchange or a share transfer that makes the Company a wholly owned subsidiary, the Company shall cause the company that becomes a wholly owning parent company by such share for share exchange or share transfer ("Wholly Owning Parent Company") to assume the obligations of stock acquisition rights that have not been exercised or cancelled at that time in accordance with the following determination policy ("Determination Policy"). This shall apply only if the shareholders' meeting of the party related to that share for share exchange or share transfer (including the Company) approve the exchange agreement or transfer proposal that provides for the exchange or transfer to be carried out in accordance with the Determination Policy in relation to the assumption of obligations related to the stock acquisition rights issued by the Company.

(a) Class of shares of the Wholly Owning Parent Company to be acquired upon exercise of stock acquisition rights

Shares of common stock of the Wholly Owning Parent Company

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(b) Number of shares of the Wholly Owning Parent Company to be acquired upon exercise of each stock acquisition right
The number of shares to be acquired reasonably adjusted according to the ratio of share for share exchange or share transfer, etc. ("Number of Shares After Assumption"), and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

(c) Amount to be paid upon exercise of the stock acquisition rights
The amount reasonably adjusted according to the ratio of share for share exchange or share transfer, etc, and any fraction of a share resulting from such adjustment shall be rounded up to the nearest whole share.

(d) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 6 above and the date of the share for share exchange or share transfer to the expiration date of the exercise period of stock acquisition rights set out in Section 6 above.

(e) Other Conditions of Exercising Stock Acquisition Rights and Causes and Conditions of Cancellation of Stock Acquisition Rights
To be determined in accordance with Sections 7 and 8 above.

(f) Restrictions on the Transfer of the Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the board of directors of the Wholly Owning Parent Company.

14. Location to submit exercise notice of stock acquisition rights
Head office of the Company

15. Payment location upon exercise of the stock acquisition rights
Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

16. Handling of interpretation of terms and conditions and other measures
If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Commercial Code and the objectives of the stock acquisition rights.

Schedule 9

Details of Fourth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

2,522 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fourth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

2,522 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 85,953 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From August 1, 2007 to July 31, 2011

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
 (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
 (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
 (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
 (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
 (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

[89]

(i) Holders of stock acquisition rights may exercise half of the rights allocated from August 1, 2007 to July 31, 2008.
(ii) Holders of stock acquisition rights may exercise all rights allocated from August 1, 2008 to July 31, 2011.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.
(d) [Succession of Stock Acquisition Rights]
  (i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.
  (ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
    a. Commencement date of inheritance;
    b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
    c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).
  (iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
    a. A certified copy of the removal of the SAR Holder;
    b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
    c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
    d. Other ducuments that the Company specifies.
  (iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 10

Details of Fifth Series Stock Acquisition Rights
Issued by SKY Perfect Communications Inc.

1. Corporate name

SKY Perfect Communications Inc. (the "Company")

2. Total number of stock acquisition rights

1,180 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and if the total number of stock acquisition rights to be allocated when application is not made is deducted, the total number of stock acquisition rights allocated shall be the total number of stock acquisition rights to be issued.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,180 shares in the Company

The number of shares of the Company to be acquired upon exercise of each stock acquisition right shall be one share in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares , if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 70,256 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[93]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From October 1, 2008 to September 30, 2012

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
   (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
   (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(b) The conditions of exercise of stock acquisition rights by a successor shall be as set out in the agreement described in (c) below.

(c) Other conditions of exercising rights shall be as set out in an agreement executed between the Company and the SAR Holder pursuant to a resolution of the board of directors.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right

To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Exercise price of stock acquisition rights

No payment shall be required to be made in exchange for stock acquisition rights.

12. Date of allocation of stock acquisition rights

October 1, 2006

13. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

14. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

15. Location to submit exercise notice of stock acquisition rights

Head office of the Company

16. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

17. Total issuable shares of the Company

9,000,000 shares

18. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator

[96]

Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

19. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

[97]

Schedule 11

Details of Fifth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

1,180 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fifth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,180 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 70,256 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

[98]

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From October 1, 2008 to September 30, 2012

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.
 (i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
 (ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
 (iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
 (iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
 (v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from October 1, 2008 to September 30, 2009.
(ii) Holders of stock acquisition rights may exercise all rights allocated from October 1, 2009 to September 30, 2012.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.
(d) [Succession of Stock Acquisition Rights]
(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.
(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
a. Commencement date of inheritance;
b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).
(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
a. A certified copy of the removal of the SAR Holder;
b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
d. Other ducuments that the Company specifies.
(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another

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existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s bridge bank)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Schedule 12

Details of First Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights

First Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,000 shares of common stock in the Company.

In the case of a stock split or stock consolidation by the Company, the number of shares to be acquired shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

3. Total number of the stock acquisition rights

1,000 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above).

4. Issue price of stock acquisition rights

0 yen per each stock acquisition right

5. Issue date of stock acquisition rights

November 19, 2003.

6. Amount to be paid upon exercise of stock acquisition rights

The exercise price per stock acquisition right shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 3 above.

The Exercise Price shall be 464,387 yen.

If, after the issue of stock acquisition rights, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue of stock acquisition rights, the Company issues new shares at a price less than the market price (excluding capital increase by public offering at market price and the issuance of shares following exercise of stock acquisition rights and stock acquisition right certificates), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

7. Exercise period of stock acquisition rights

From July 1, 2005 to June 30, 2008

8. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the election of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) (If a holder of stock acquistion rights is a director, executive officer, contract employee, or employee of the Company) The total amount obtained when the Exercise Price is multiplied by the number of stock acquisition rights that may be exercised and the number of relevant shares shall not exceed 12 million yen per year, provided that the year described in this subitem (i) shall be the period ending each year on January 1.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of Daiwa Securities SMBC Co. Ltd. in the name of the holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as retiring under instruction or being dismissed for disciplinary reasons;

(iii) The SAR Holder is appointed as a director, corporate auditor, employee, advisor, contract employee, consultant of a company other than the Company or an affiliate of the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(iv) The SAR Holder has given written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

9. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, the Company may cancel the stock acquisition rights at no cost.

(b) When any person who is allocated the stock acquisition rights does not fulfil the conditions of exercising rights due to a regulation set out in Section 8(a), (d) or (e) above, the Company may cancel the stock acquisition rights at no cost, provided that the procedures for that cancellation may be carried out together after the expiration of the exercise period of the stock acquisition rights.

10. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by an SAR Holder.

12. Portion of the issue price for newly issued shares to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

If new shares are issued upon exercise of stock acquisition rights, the amount of the issue price of the new shares not to be recorded in the stated capital equals the issue price less the amount to be recorded in the stated capital. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the issue price by 0.5, with any fraction of a yen being rounded up to the nearest whole yen.

13. Record date for dividends of profits or interest with respect to newly issued shares upon exercise of stock acquisition rights

If new shares are issued upon exercise of stock acquisition rights, payment of the first dividend or the distribution of money for the first interim dividend for shares of newly issued shares shall be made as though the stock acquisition rights were exercised at the beginning of the dividend calculation period under which the stock acquisition rights were exercised.

14. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel and General Affairs Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo

15. Payment location
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
(Address) 1-1-2 Yurakucho, Chiyoda-ku, Tokyo

16. Entrusted securities company
Daiwa Securities SMBC Co. Ltd.
(Address) 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

Schedule 13

Details of Sixth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Sixth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,000 shares of common stock in the Company, provided that the Company deducts the number of First Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights

1,000 units, provided, however, that the Company deducts the number of First Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 116,097 multiplied by the number of shares per stock acquisition right provided in Section 4 above.

If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From April 2, 2007 to June 30, 2008

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

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(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

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10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When a SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the

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Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

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Schedule 14

Details of Second Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights

Second Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,000 shares of common stock in the Company.

In the case of a stock split or stock consolidation by the Company, the number of shares to be acquired shall be adjusted using the following formula; provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

3. Total number of the stock acquisition rights

1,000 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 2 above).

4. Issue price of stock acquisition rights

0 yen per each stock acquisition right

5. Issue date of stock acquisition rights

August 13, 2004

6. Amount to be paid upon exercise of stock acquisition rights

The exercise price per stock acquisition right shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 3 above.

The Exercise Price shall be 340,150 yen.

If, after the issue of stock acquisition rights, the Company carries out a stock split or stock consolidation, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the issue of stock acquisition rights, the Company issues new shares at a price less than the market price (excluding capital increase by public offering at market price and the issuance of shares following exercise of stock acquisition rights and stock acquisition right certificates), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

7. Exercise period of stock acquisition rights

From July 1, 2005 to June 30, 2009

8. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company.. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the election of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) (If a holder of stock acquistion rights is a director, executive officer, contract employee, or employee of the Company) The total amount obtained when the Exercise Price is multiplied by the number of stock acquisition rights that may be exercised and the number of relevant shares shall not exceed 12 million yen per year, provided that the year described in this subitem (i) shall be the period ending each year on January 1.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of Daiwa Securities SMBC Co. Ltd. in the name of the holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as retiring under instruction or being dismissed for disciplinary reasons;

(iii) The SAR Holder is appointed as a director, corporate auditor, employee, advisor, contract employee, consultant of a company other than the Company or an affiliate of the Company that is in competition with the Company and whose prupose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(iv) The SAR Holder has given written notice in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

9. Causes and conditions of cancellation of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company is approved, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting, the Company may cancel the stock acquisition rights at no cost.

(b) When any person who is allocated the stock acquisition rights does not fulfil the requirements of exercising rights due to a regulation set out in Section 8(a), (d) or (e) above, the Company may cancel the stock acquisition rights at no cost, provided that the procedures for that cancellation may be carried out together after the expiration of the exercise period of the stock acquisition rights.

10. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the board of directors.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall only be issued upon request by an SAR Holder.

12. Portion of the issue price for newly issued shares to be issued upon exercise of stock acquisition rights that will not be recorded in the stated capital of the Company

If new shares are issued upon exercise of stock acquisition rights, the amount of the issue price of the new shares not to be recorded in the stated capital equals the issue price less the amount to be recorded in the stated capital. The amount to be recorded in the stated capital shall be the amount obtained by multiplying the issue price by 0.5, with any fraction of a yen being rounded up to the nearest whole yen.

13. Record date for dividends of profits or interest with respect to newly issued shares upon exercise of stock acquisition rights

If new shares are issued upon exercise of stock acquisition rights, payment of the first dividend or the distribution of money for the first interim dividend for shares of newly issued shares shall be made as though the stock acquisition rights were exercised at the beginning of the dividend calculation period under which the stock acquisition rights were exercised.

14. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo

15. Payment location
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
(Address) 1-1-2 Yurakucho, Chiyoda-ku, Tokyo

16. Entrusted securities company
Daiwa Securities SMBC Co. Ltd.
(Address) 1-8-1 Marunouchi, Chiyoda-ku, Tokyo

Schedule 15

Details of Seventh Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Seventh Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,000 shares of common stock in the Company, provided that the Company deducts the number of Second Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights

1,000 units, provided, however, that the Company deducts the number of Second Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 85,038 multiplied by the number of shares per stock acquisition right provided in Section 4 above.

If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

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If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From April 2, 2007 to June 30, 2009

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

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10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the

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Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

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Schedule 16

Details of Fourth Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights

Fourth Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo
(if changes are made to the department in charge of business relating to stock acquisition rights, that department in charge after the changes)

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

300 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights

300 units (one share per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The amount of assets to be contributed upon exercise of stock acquisition rights shall be an amount equal to the exercise price per share determined as follows ("Exercise Price") multiplied by the number of shares per stock acquisition right provided in Section 5 above.
The Exercise Price shall be 308,600 yen.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial

Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From July 1, 2007 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor or advisor of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, or advisor of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

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Schedule 17

Details of Eighth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Eighth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

1,200 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights

300 units (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor or advisor of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor or advisor of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at al shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company
If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

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13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Schedule 18

Details of Fifth Series Stock Acquisition Rights
Issued by JSAT Corporation

1. Name of stock acquisition rights
Fifth Series Stock Acquisition Rights issued by JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of JSAT Corporation, Personnel Division
(Address) 1-11-1 Marunouchi, Chiyoda-ku, Tokyo
(if changes are made to the department in charge of business relating to stock acquisition rights, that department in charge after the changes)

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
1,200 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
1,200 units (one share per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of a stock acquisition right shall the exercise price per share determined as follows ("Exercise Price").
The Exercise Price shall be 308,600 yen.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to

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bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From July 1, 2007 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the holder of stock acquisition tights does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the

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commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

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(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

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(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

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Schedule 19

Details of Ninth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Ninth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,800 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights

1,200 units (four shares per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares

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of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition

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rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company
If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

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13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

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Details of the Financial Statements of JSAT Corporation

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Schedule 20

Financial Statements, etc. of JSAT

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22nd Business Term

From April 1, 2005 to
March 31, 2006

Financial Statements

Business Report
Balance Sheet
Income Statement
Proposal for Appropriation of Retained Earnings

This document is a direct translation of JSAT Corporation's Japanese-language Financial Statements.

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan

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Contents

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Business Report

From April 1, 2005 to March 31, 2006

1. Business Overview

(1) Business Progress and Results of the JSAT Group

JSAT reports on business progress and results of the JSAT Group (hereafter "the Group"), which comprises JSAT Corporation, three consolidated subsidiaries, namely Satellite Network, Inc., JSAT International Inc., Japan CableCast Inc. and three equity-method affiliates, namely Pay Per View Japan, Inc., SKY Perfect Marketing, Co., Ltd. and Horizons Satellite Holdings LLC. However, the financial position of the Group as of the fiscal year-end reflects the deconsolidation of Japan CableCast following the transfer of all of its shares on March 31, 2006.

In fiscal 2005, ended March 31, 2006, Japan's economy experienced a steady recovery, mainly supported by higher capital investment reflecting improved corporate earnings. Better employment conditions and a gradual increase in consumer spending also contributed to the recovery. However, business conditions were challenging due to such factors as a protracted surge in raw material prices, including crude oil prices. In the domestic satellite communications market, severe competition continues unabated amid diversification of services and lower pricing accompanying technological advances in terrestrial telecommunications...

These trends, the JSAT Group pursued the following key themes of its medium- and long-term growth strategies: "Broadcasting and multichannel services," "Global business," "Public sector" and "Mobile communication." Notably, in the arena of global business, JSAT recorded higher revenues at U.S. subsidiary JSAT International Inc., which provides services covering North America and Hawaii via the Horizons-1 communications satellite. In the arena of "broadcasting and multichannel services," Japan CableCast Inc., which provides the JC-HITS digital solutions service, reported revenue growth. JC-HITS is a digital content distribution service designed to support cable TV, operators' migration to digital formats and multi-channel functions. However, these gains were outweighed by a decline in revenues from existing business domains. As a result, consolidated revenues in fiscal 2005 were \43,952 million, down 1.0% from the previous fiscal year. Revenues by service were as follows.

[Network-related Services]

The expiration of our contract with the NTT group, the scaling back of continued usage and the decline or cancellation of domestic network-related services all had a negative effect on revenue, but through the expanded use of the Horizons-1 service and an increase in contracts to governmental organizations, revenue was almost unchanged from the previous term, at \16,076 million, or a 0.8% increase.

[Broadcast and Video Distribution Services]

The expanded use of the JC-HITS service contributed to revenue, but there was a negative effect from temporary projects incurred in 2004, leading to 2.4% decrease in revenue to \27,152 million.

(Millions of yen)

Type of Service	21st Business Term (Fiscal 2004)	22nd Business Term (Fiscal 2005)	YoY Change (%)
Network-related Services	15,951	16,076	0.8
Broadcast and Video Distribution Services	27,831	27,152	-2.4
Other	605	723	19.4

Note:

•Network-related services

Segment revenues consist mainly of satellite communications services: internal networks as well as domestic and international telecommunications services for government agencies, corporate customers, the NTT Group and telecommunications carriers.

•Broadcast and video distribution services

Segment revenues come from broadcasting services, such as a service for broadcasters that provides channels to SKY PerfecTV!; satellite transmission services such as domestic and international video transmission to broadcasters and digital content distribution service for cable television stations.

On the earnings front, in addition to the aforementioned decrease in revenues, JSAT booked higher operating expenses due to a change in the useful lives of communications satellites, impairment losses on groups of assets related to the JCSAT-1B communications satellite, and an extraordinary loss on the transfer of all shares of Japan CableCast and the sale of equipment used in the JC-HITS business. This resulted in declines in operating income, ordinary profit and net income. Operating income decreased 67.3% to \2,636 million and ordinary profit declined 69.3% to \2,309 million. JSAT recorded a net loss of \7,928 million for the fiscal year ended March 31, 2006.

(2) Group-wide Fund Procurement

In the fiscal year ended March 31, 2006, the JSAT Group took out long-term borrowings of \28,868 million and short-term borrowings of \270 million to finance capital expenditures and working capital. Meanwhile, the Group repaid \8,592 million and \5,270 million in long-term and short-term borrowings, respectively.

(3) Group-wide Capital Investments

In the fiscal year ended March 31, 2006, the main capital investments were \17,596 million for communications satellites and related equipment for the fiscal year ending March 31, 2007 onward, and \2,704 million in facilities for transmitting the JC-HITS program.

Incidentally, machinery, equipment and software decreased \3,895 million in conjunction with the transfer of the JC-HITS service business.

(4) Consolidated and Non-consolidated Business Results and Financial Position

①Consolidated Business Results and Financial Position

(Millions of yen)

	19th Business Term (Fiscal 2002)	20th Business Term (Fiscal 2003)	21st Business Term (Fiscal 2004)	22nd Business Term (Fiscal 2005)
Revenues	45,121	45,144	44,388	43,952
Ordinary profit	12,046	9,962	7,512	2,309
Net income (loss)	6,202	6,460	4,077	(7,928)
Net income (loss) per share (yen)	16,118.20	16,926.50	11,223.68	(22,320.52)
Total assets	168,531	179,254	159,903	169,733
Net assets	94,143	104,166	92,317	82,888

•In the 19th business term (fiscal 2002), JSAT acquired the joint interests of NTT East Corporation and NTT West Corporation in two communications satellites, N-STARa and N-STARb, in July 2002. The Company also issued the first series of euro-yen convertible bonds worth \20,000 million.

•In the 20th business term (fiscal 2003), revenues remained steady, but ordinary profit decreased, chiefly due to rising operating expenses. In July 2003, JSAT acquired NTT DoCoMo, Inc.'s interest in the N-STARa and N-STARb communications satellites.

•In the 21st business term (fiscal 2004), operating income, ordinary profit, and net income decreased due to increases in operating expenses and selling, general and administrative (SG&A) expenses in conjunction with the start of services via the Horizons-1 communications satellite and the JC-HITS service.

•Please refer to the above section "(1) Business Progress and Results of the JSAT Group" for details on performance in the 22nd business term (fiscal 2005).

②Non-consolidated Business Results and Financial Position

(Millions of yen)

	19th Business Term (Fiscal 2002)	20th Business Term (Fiscal 2003)	21st Business Term (Fiscal 2004)	22nd Business Term (Fiscal 2005)
Revenues	41,849	41,992	41,631	40,123
Ordinary profit	11,976	9,917	9,524	4,169
Net income (loss)	6,372	6,145	5,775	(9,320)
Net income (loss) per share (yen)	16,565.90	16,102.78	15,970.06	(26,240.10)
Total assets	166,969	177,416	161,004	164,653
Net assets	94,796	104,836	94,776	83,585

- In the 19th business term (fiscal 2002), JSAT acquired the joint interests of NTT East Corporation and NTT West Corporation in two communications satellites, N-STARa and N-STARb in July 2002. The Company also issued the first series of euro-yen convertible bonds worth \20,000 million.
- In the 20th business term (fiscal 2003), revenues remained steady, but earnings declined due to increases in operating and other expenses. In July 2003, JSAT acquired NTT DoCoMo, Inc.'s interest in the N-STARa and N-STARb communications satellites.
- In the 21st business term (fiscal 2004), in addition to the decrease in revenues, earnings declined due to upfront expenses related to the JC-HITS service and other factors.

- In the 22nd business term (fiscal 2005), JSAT posted a net loss due to impairment losses related to technical difficulties with the JCSAT-1B communications satellite. Other contributors to the net loss were an increase in operating expenses due to a review of the useful lives of communications satellites, and losses due to the transfer of all shares of former subsidiary Japan CableCast.

(5) Issues Facing the JSAT Group

On July 22, 2005, the JCSAT-1B communications satellite experienced technical difficulties with its on-board transponders that resulted in a loss of control and interruption in services offered by the satellite. On July 31, 2005, JSAT replaced JCSAT-1B with the JCSAT-R backup communications satellite. To provide stable services over the long term, JSAT has nearly completed the process of replacing JCSAT-1B with other communications satellites, including JCSAT-2A.

Furthermore, JSAT is reviewing the useful lives of communications satellites. Previously, the useful lives of satellites were determined based only on the lifetime of onboard fuel. Effective from the fiscal year under review, JSAT has adopted a depreciation method based on the shorter of either the fuel or design life based on comparisons for each satellite on an individual basis. This change mainly reflects the following factors. First, for many satellites, fuel requirements for insertion into orbit are being reduced in line with improvements in launch vehicle performance, resulting in lives estimated from remaining fuel that are much longer than design lifetimes. Second, satellite manufacturers do not necessarily recommend the use of satellites beyond their design lifetimes. Third, the accuracy of fuel lifetime calculations is limited.

In the communications field, there has been a shift from landline communications links to wireless communications. In response, the JSAT Group is currently identifying the roles it should fulfill in the wireless communications field.

In the broadcasting field, one major trend has undoubtedly been the convergence of broadcasting and communications. This trend is underlined by recent developments including the emergence of new broadcasting formats such as one segment broadcasting and video distribution services using terrestrial networks. In this context, the JSAT Group will actively strengthen its hand in fields that will contribute to improving Group-wide operating results.

JSAT plans to continue pursuing strategic sales initiatives in key markets to address the following four strategic priorities: "Broadcasting and multichannel services" "Global business," "Mobile communications," and "Public sector."

JSAT is also focused on reducing costs and raising operating efficiency. To these ends, JSAT will optimize its fleet of nine satellites in eight orbital slots and optimize the Yokohama Satellite Control Center and other services and ground facilities. Efforts will also remain focused on raising the efficiency of in-orbit satellite insurance. In addition to these steps, JSAT will form a special in-house project team to help the Company reach its goals for reducing various operating costs and expenditures.

2. JSAT, Subsidiaries and Affiliated Companies (As of March 31, 2006)

(1) Main Business of the Group

Network-related services and broadcast and video distribution services using communications satellites

(2) Main Branches and Offices of the Group

①JSAT

Headquarters	Chiyoda-ku, Tokyo
Yokohama Satellite Control Center	Midori-ku, Yokohama-shi, Kanagawa Prefecture
Gunma Satellite Control Station	Shinto-mura, Kita-Gunma-gun, Gunma Prefecture

②Subsidiaries and Affiliated Companies

Satellite Network, Inc.	Minato-ku, Tokyo
Pay Per View Japan, Inc.	Shibuya-ku, Tokyo
SKY Perfect Marketing, Co., Ltd.	Shibuya-ku, Tokyo
JSAT International Inc.	Delaware, U.S.A.
Horizons Satellite Holdings LLC	Delaware, U.S.A.

(3) Stock Information

①	Number of shares authorized to be issued	1,000,000
②	Number of shares issued	356,418
③	Number of shareholders	21,932

(4) Major Shareholders

Shareholders	Investment in JSAT		Investment by JSAT in Major Shareholders	
	No. of Shares	Voting Interest (%)	No. of Shares	Voting Interest (%)
NTT Communications Corporation	62,900	17.77	—	—
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	49,893	14.09	—	—
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation, re-entrusted by Sumitomo Trust & Banking Co., Ltd.)	38,316	10.82	—	—
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd., re-entrusted by Mitsui Asset Trust and Banking Co., Ltd.)	33,513	9.46	—	—
Nippon Television Network Corporation	22,501	6.35	—	—
Japan Trustee Services Bank, Ltd. (Trust account)	14,299	4.04	—	—
The Master Trust Bank of Japan, Ltd. (Trust account)	8,652	2.44	—	—
State Street Bank and Trust Company	6,582	1.85	—	—
NTT DoCoMo, Inc.	4,749	1.34	125	0.00
Morgan Stanley & Co. International Limited	4,205	1.18	—	—

(5) Acquisition, Retirement and Holding of Treasury Stock

①Treasury Shares Acquired

Common stock	1,525.5 shares
Total acquisition value	\391,863,000

Note: The above shares represent 1,525 shares of common stock (acquisition value: \391,736,000) acquired through market transactions by resolution of the Board of Directors to implement flexible capital policies in response to changes in business conditions, and 0.5 of a share of common stock (acquisition value: \127,000) acquired in response to a request for the Company to purchase fractional shares less than one share unit.

②Treasury Shares Retired

Not applicable.

③Invalidated Shares

Common stock 26,736.5 shares

④Treasury Shares Held at the Fiscal Year-end

Common stock 1,525.5 shares

(6) Stock Options

Stock Options Issued

First series of JSAT Corporation stock options

Date of resolution to issue stock options	June 26, 2003
Number of stock options	1,000
Type of shares underlying stock options	Common stock
Number of shares underlying stock options	1,000
Issue price of stock options	Gratis

Second series of JSAT Corporation stock options

Date of resolution to issue stock options	June 25, 2004
Number of stock options	1,000
Type of shares underlying stock options	Common stock
Number of shares underlying stock options	1,000 shares
Issue price of stock options	Gratis

In addition to the above, a proposal to issue up to 1,500 stock options underlying 1,500 shares of common stock for directors and certain employees of JSAT and its subsidiaries was approved by the General Meeting of Shareholders on June 28, 2005. However, these stock options have yet to be actually issued.

(7) Employees

①Group-wide employees

Number of employees	Change from previous fiscal year-end
262 (109)	Decrease of 4 employees (-4)

Note:

The number of employees represents full-time employees, with the average number of temporary employees shown separately in parentheses.

②JSAT Corporation employees

Number of employees	Change from previous fiscal year-end
230 (31)	Increase of nine employees (+2)

Notes:

1. The number of employees represents full-time employees, with the average number of temporary employees shown separately in parentheses.

2. The average age of employees is 38.9 and the average length of service is 7.7 years.

3. The number of employees includes employees on loan to other companies (24), but excludes personnel (32) dispatched to the Company.

(8) Consolidation

①Significant subsidiaries

Name	Capital	Voting interest (%)	Major business
Satellite Network, Inc.	\1,600 million	92	Resale of JSAT satellite communications links, etc.
JSAT International Inc.	US$25 million	100	Sale of satellite communications links

②Progress with business combinations

JSAT transferred all shares of former subsidiary Japan CableCast Inc. as of March 31, 2006.

③Results of business combinations

As of March 31, 2006, the JSAT Group included two consolidated subsidiaries and three equity-method affiliates. An overview of consolidated business results is shown in "(1) Business Progress and Results of the JSAT Group."

On May 17, 2005, JSAT made an additional investment of \230 million in SKY Perfect Marketing, Co., Ltd., a joint venture established with SKY Perfect Communications Inc. on February 1, 2005. As of March 31, 2006, JSAT held 49% of all the joint venture's voting shares.

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④Other important business combinations

On July 8, 2005, JSAT established Horizons Satellite Holdings LLC in Delaware, U.S.A., as a joint venture between U.S. subsidiary JSAT International Inc. and PanAmSat Corporation of the U.S. As of March 31, 2006, JSAT held 50% of all voting shares of this joint venture. Accordingly, Horizons Satellite LLC, which was previously an equity-method affiliate, was renamed Horizons-1 Satellite LLC and became a subsidiary of Horizons Satellite Holdings LLC.

(9) Major Creditors

(Millions of yen)

Creditors	Borrowings
Mizuho Corporate Bank, Ltd.	12,667
Shinsei Bank, Ltd.	12,183
Japan Bank for International Cooperation	4,858
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,371
Shizuoka Bank, Ltd.	2,500
The Iyo Bank, Ltd.	2,000
The Chuo Mitsui Trust and Banking Company, Limited	2,000
Mitsubishi UFJ Trust and Banking Corporation	2,000

Note:

The above creditors do not have any equity interest in the Company.

(10) Directors and Corporate Auditors

Name	Title	Position or main occupation
Kiyoshi Isozaki	President & CEO (Representative Director)	
Masanori Akiyama	Director	Senior Managing Executive Officer, Market Development Group
Yoichi Iizuka	Director	Managing Executive Officer, Corporate Coordination Group
Iwao Nakatani	Director	President, Tama University; Director of Research, Mitsubishi UFJ Research and Consulting Co., Ltd.
Mamoru Ishida	Director	President & CEO, NTT PC Communications, Inc.
Kohei Manabe	Director	Representative Director, Corporate Advisor, Nippon Television Network Corporation
Shigeru Ohashi	Director	Corporate Officer, Media Division, Sumitomo Corporation
Shoichi Kameyama	Corporate Auditor	
Masataka Hattori	Corporate Auditor	
Nobuyuki Kaneko	Corporate Auditor	Executive officer, Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation
Toshiaki Katsushima	Corporate Auditor	CPA/CPTA, Visiting Professor (full-time), Graduate School of Finance, Accounting & Law, Waseda University

Notes:

1. Directors Iwao Nakatani, Mamoru Ishida, Kohei Manabe and Shigeru Ohashi are external directors as stipulated by Article 188-2, Paragraph 7-2 of the Japanese Commercial Code.

2. Corporate Auditors Shoichi Kameyama, Masataka Hattori, Nobuyuki Kaneko and Toshiaki Katsushima are external corporate auditors as stipulated by Article 18-1 of the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Companies."

3. Director Shigeru Ohashi and Corporate Auditors Masataka Hattori and Toshiaki Katsushima were elected at the 21st Ordinary General Meeting of Shareholders held on June 28, 2005.

4. Director Shingo Yoshii, and Corporate Auditors Kiyoaki Fujimoto and Tamotsu Iba retired at the conclusion of the 21st Ordinary General Meeting of Shareholders.

5. Directors Yoshiro Aisaka and Bunji Shinoda retired as of March 31, 2006.

6. On June 14, 2000, JSAT introduced an executive officer system, after recognizing the effectiveness of separating corporate governance by a pared-down Board of Directors comprising few members from the management of day-to-day business execution.

(11) Remuneration Paid to Directors and Corporate Auditors and Other Financial Benefits in Compensation for Other Duties

Type	Directors		Corporate Auditors		Total		Remarks
	No. of Directors	Amount (Thousand of Yen)	No. of Corporate Auditors	Amount (Thousand of Yen)	No. of Directors and Corporate Auditors	Amount (Thousand of Yen)	
Remuneration based on Articles of Incorporation or resolution of General Meeting of Shareholders	9	117,435	6	48,600	15	166,035	(Note 1) (Note 2)
Bonuses for directors based on appropriation of earnings	5	45,000	–	–	5	45,000	
Retirement bonuses based on resolution of General Meeting of Shareholders	–	–	2	6,900	2	6,900	(Note 2)
Total		162,435		55,500		217,935	

Notes:

1. Directors' remuneration is based on the provisions of Article 269-1, Paragraph 1 of the Commercial Code. The above table excludes one director who receives no remuneration. The number of directors and corporate auditors receiving remuneration based on the Articles of Incorporation or a resolution of the General Meeting of Shareholders includes one individual who retired on June 28, 2005.

2. Retirement bonuses were paid to two corporate auditors, namely Kiyoaki Fujimoto and Tamotsu Iba, who retired from their posts on June 28, 2005. The number of directors and corporate auditors receiving remuneration based on the Articles of Incorporation or a resolution of the General Meeting of Shareholders includes these two retired corporate auditors.

(12) Remuneration for Accounting Auditor

(Thousands of Yen)

①Total remuneration and other compensation payable to the accounting auditor by JSAT and subsidiaries, etc.	\59,860
②Of the above amount ①, total remuneration and other compensation payable to the accounting auditor by JSAT and subsidiaries, etc. in consideration for services (audit attestation services) prescribed in Article 2-1 of Japan's CPA Law (Law No. 103, 1948)	\54,650
③Of the above amount ②, remuneration and other compensation payable to the accounting auditor as audit fees by JSAT and subsidiaries, etc.	\35,400

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Note: Audit fees based on the "Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Companies" and those based on the Securities and Exchange Law were not shown separately in the audit agreement between JSAT and its accounting auditor. Accordingly, the amount ③ above includes audit fees based on the Securities and Exchange Law.

3. Subsequent Events

Not applicable.

Non-consolidated Balance Sheet (As of March 31, 2006) (Thousands of Yen)

Item	Amount	Item	Amount
Assets		Liabilities	
I Current Assets		**I Current Liabilities**	
1.Cash and deposits	2,427,827	1. Accounts payable	135,172
2. Accounts receivable (Note 1)	2,118,447	2. Short-term borrowings (Note 3)	9,615,492
3. Marketable securities	8,061,124	3. Bonds maturing within one year	19,592,000
4. Product inventories	66,505	4. Other accounts payable (Note 1)	4,708,586
5. Other inventories	44,499	5. Accrued expenses (Note 1)	220,270
6. Prepayments	3,525	6. Accrued income taxes	991,131
7. Prepaid expenses	1,315,506	7. Advances from customers (Note 1)	2,787,171
8. Deferred tax assets	789,889	8. Deposits	35,863
9. Short-term advances (Note 1)	9,300,000	9. Liability for costs related to the shift of	573,426
10. Others (Note 1)	1,631,675	10. Allowance for long-term sales commitments	419,375
Allowance for doubtful receivables	(25,575)	11. Others (Note 1)	1,855,877
Total current assets	25,733,423	**Total current liabilities**	40,934,366
II Fixed Assets		**II Long-term liabilities**	
1. Property and Equipment (Notes 2 and 5)		1. Long-term debt (Note 3)	36,702,732
(1) Buildings	2,465,415	2. Accrued retirement benefits	1,088,450
(2) Structures	520,274	3. Accrued retirement bonuses for directors and	
(3) Antenna equipment	580,492	corporate auditors	89,425
(4) Machinery and other equipment	2,077,234	4 Allowance for long-term sales commitments	1,453,358
(5) Communications satellites	33,326,585	5. Others (Note 1)	799,990
(6) Tools, furniture and fixtures	193,463	**Total long-term liabilities**	40,133,957
(7) Land	2,335,835	**Total Liabilities**	81,068,323
(8) Construction in progress	45,653,248	Shareholders' Equity (Note 6)	
Total property and equipment	87,152,550	I Common stock	53,769,570
2. Intangible fixed assets		II Capital surplus	
(1) Goodwill	223,284	1. Additional paid-in capital	13,770,352
(2) Trademarks	10,348	2. Other capital surplus	
(3) Software	307,356	(1) Gain on decrease in additional paid-in capital	7,490,469
(4) Others	77,739	Total capital surplus	21,260,821
Total intangible fixed assets	618,729	III Retained earnings	
3. Investments and other assets		1. Unappropriated earnings	7,388,514
(1) Investment securities (Note 3)	34,220,232	Total retained earnings	7,388,514
(2) Investments in affiliated companies	5,324,090	IV Net unrealized gain on other marketable securities	1,558,180
(3) Long-term advances in affiliated companies	2,701,810	V Treasury stock	(391,863)
(4) Advances to companies undergoing	306,946	**Total Shareholders' Equity**	83,585,224
(5) Long-term prepaid expenses	161,038		
(6) Deferred tax assets	7,983,199		
(7) Others	768,374		
Allowance for doubtful receivables	(316,846)		
Total investments and other assets	51,148,845		
Total fixed assets	138,920,124		
Total Assets	164,653,548	**Total Liabilities and Shareholders' Equity**	164,653,548

Non-consolidated Income Statement (From April 1, 2005 to March 31, 2006)

(Thousands of Yen)

Item	Amount
I Revenues (Note 1)	**40,123,825**
II Cost of revenues (Note 1)	**30,412,001**
Gross profit	**9,711,824**
III Selling, general and administrative expenses (Note 1)	**5,925,034**
Operating income	**3,786,789**
IV Other income (Note 1)	**1,203,625**
1. Interest income	121,084
2. Interest on marketable securities	223,093
3. Dividend income	228,074
4. Foreign exchange gains	278,751
5. Income from cancellation fees	33,722
6. Unrealized gain on investments	232,267
7. Others	86,632
V Other expenses (Note 1)	**821,036**
1. Interest expenses	375,645
2. Depreciation (Note 3)	369,010
3. Others	76,380
Ordinary profit	**4,169,378**
VI Extraordinary gains	**1,141,675**
1. Gain on sales of investment securities	80,315
2. Gain on insurance claim (Note 4)	1,061,359
VII Extraordinary losses (Note 1)	**19,650,010**
1. Loss on write-down of investment securities	39,852
2. Loss on sale of investment securities	125,656
3. Impairment losses (Note 5)	9,274,998
4. Loss on technical difficulties with communications satellite (Note 4)	3,315,363
5. Business restructuring loss (Note 6)	6,663,619
6. Provision to allowance for doubtful accounts	145,476
7. Special retirement payment	85,043
Loss before income taxes	**14,338,956**
Current income taxes	2,351,854
Deferred income taxes	(7,370,198)
Net loss	**9,320,611**
Earnings carried forward from previous fiscal year	17,773,805
Interim dividend	1,064,679
Unappropriated earnings	**7,388,514**

[159]

Significant Accounting Standards for Non-consolidated Financial Statements

1. Valuation Standards and Accounting Treatment for Marketable Securities

(1) Shares of subsidiaries and affiliated companies are stated at cost determined by the moving-average method.

(2) Other marketable securities

- Listed marketable securities are stated at market value, determined by the market price as of the fiscal year-end and other factors, with unrealized gains or losses reported in shareholders' equity and the selling price determined by the moving-average method.
- Non-listed marketable securities are stated at cost determined by the moving-average method.

2. Valuation Standards for Derivatives

Derivatives are stated at market value.

3. Valuation Standards and Accounting Treatment for Inventories

(1) Products are stated at cost determined by the moving average method.

(2) Other inventories are valued using the lower of cost or market method on an individual basis.

4. Method for Depreciating and Amortizing Fixed Assets

(1) Property and equipment are depreciated using the straight-line method.

The main useful lives for various assets are as follows:

Buildings:	10~38 years
Structures:	5~50 years
Antenna equipment:	6~10 years
Machinery and other equipment:	4~9 years
Communications satellites:	2~15 years
Tools, furniture and fixtures:	2~15 years

(Change in useful lives)

Previously, the estimated useful lives of satellites were determined based only on the life of onboard fuel. Effective from the fiscal year under review, JSAT has adopted a depreciation method based on the lower of the remaining fuel or design life based on comparisons for each satellite on an individual basis. This change mainly reflects the following factors. First, for many satellites, fuel requirements for insertion into orbit are being reduced in line with improvements in launch vehicle performance, resulting in lives estimated from remaining fuel that are much longer than design lives. Second, satellite manufacturers do not necessarily recommend the use of satellites beyond their design lifetimes. Third, the accuracy of fuel lifetime calculations is limited. As a result of this change, depreciation expenses were \5,161,220 thousand higher than would have been recorded using the traditional useful lives

[160]

of communications satellites. This change reduced operating income and ordinary profit by \5,031,228 thousand and \5,161,220 thousand, respectively, and widened the loss before income taxes by \5,161,220 thousand.

(2) Intangible fixed assets are amortized using the straight-line method.
Goodwill is amortized using the straight-line method over a period of up to five years as prescribed by implementation guidelines for the Commercial Code. Software for internal use is amortized using the straight-line method over its estimated useful life (mainly five years) within the Company.

5. Accounting Standards for Allowances

(1) The allowance for doubtful receivables provides for possible losses arising from default on accounts receivable and advances. The allowance is made up of two components: a general reserve calculated based on historical default rates and the estimated credit loss for doubtful receivables based on an individual assessment of each account.

(2) Accrued retirement benefits
Accrued retirement benefits are provided to adequately cover the retirement costs of employees. Accrued retirement benefits are determined on the basis of projected retirement benefit obligations at the end of the fiscal year.

Actuarial gains or losses are amortized beginning with the accounting period following the period in which actuarial gains or losses arise, using the straight-line method over the average remaining years of service of employees (16~19 years) in the accounting period in which actuarial gains or losses arise. Past service obligations are amortized using the straight-line method over the average remaining years of service (17 years) for all employees in the accounting period in which past service obligations arise.

(3) Accrued retirement bonuses for directors and corporate auditors are provided to cover the costs of such bonuses, determined on the basis of the amount projected to be paid at the fiscal year-end in accordance with internal guidelines. This allowance conforms to the provisions of Article 43 of the implementation rules for the Commercial Code.

(4) The liability for costs related to the shift of transponders is determined on the basis of the projected cost of shifting transponders for customers arising from the fiscal year-end onward. These costs have resulted from the replacement of the JCSAT-1B communications satellite with other JSAT communications satellites in the wake of technical difficulties with JCSAT-1B.

(5) The allowance for long-term sales commitments provides for estimated losses arising from

the provision of communications satellite services as stipulated in the agreement on the transfer of the JC-HITS business. This allowance conforms to the provisions of Article 43 of the implementation rules for the Commercial Code.

6. Standards for Translating Assets and Liabilities Denominated in Foreign Currencies Into Japanese Yen

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and the resulting exchange gains or losses are recognized in income.

7. Standards for Revenue Recognition

Revenues from fixed fees are recognized at the end of every month based on contractual terms on a monthly billing cycle basis in accordance with services provided. All other fees are recognized as revenue at the end of the month in accordance with services provided.

8. Accounting for Leases

Finance leases, other than those that transfer ownership of the leased assets to the lessees, are treated in the same way as ordinary operating leases for accounting purposes.

9. Accounting for Hedges

(1) Hedge accounting methods

The Company applies deferred hedge accounting standards. Foreign exchange forward contracts and currency options that qualify for special treatments are accounted for by such treatment.

(2) Hedge method and hedge targets

The Company enters into foreign exchange forward contracts and currency options to hedge planned transactions and bonds denominated in foreign currencies against exposures to changes in exchange rates.

(3) Hedge policy

The Company hedges its exposure to changes in exchange rates based on internal accounting guidelines and derivative transaction management guidelines. The exchange rate risk associated with transactions in foreign currencies related to the procurement of communications satellites is one of JSAT's primary risks. In principle, the Company's policy is to hedge the projected value of such transactions.

(4) Evaluation of hedging effectiveness

Hedging effectiveness is evaluated primarily by examining and comparing the cumulative changes in cash flows or fair value of the hedge target with that of the hedge method.

10. Accounting Treatment of Consumption Tax

Financial statements are prepared exclusive of national and regional consumption taxes.

11. Adoption of Consolidated Taxation System

JSAT has withdrawn from the consolidated taxation system as of March 31, 2006 after transferring all shares of its applicable consolidated subsidiary during the fiscal year under review. JSAT had adopted the consolidated taxation system in the preceding fiscal year.

[Change in Accounting Policy]

Effective from the fiscal year under review, JSAT has adopted the accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets" (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this change, operating income and ordinary profit both rose \1,066,843 thousand, and the loss before income taxes widened by \8,208,155 thousand. Cumulative impairment losses are deducted directly from each asset.

[Notes to Non-consolidated Balance Sheet] (Thousands of Yen)

(1)	Short-term monetary receivables from affiliated companies	1,280,231
	Short-term monetary payables to affiliated companies	1,683,969
	Long-term monetary payables to affiliated companies	27,227
(2)	Accumulated depreciation on property and equipment	119,639,442

(3) Assets pledged as collateral and collateral-backed liabilities
The Company has pledged investment securities of \13,577,148 thousand as collateral for long-term debt of \3,688,660 thousand, including loans with repayment periods of one year or less.

(4) Debt Guarantees
JSAT provides debt guarantees for loans extended to subsidiary JSAT International Inc. by financial institutions.

Guaranteed company	Amount (Thousands of Yen)	
	Guaranteed liabilities	Guarantee limit
JSAT International Inc.	3,856,960 (US$32,833 thousand)	16,445,800 (US$140,000 thousand)

**The above relates to debt guarantees denominated in foreign currencies, which have been translated into Japanese yen based on the exchange rate at the fiscal year-end.*

(5) In addition to fixed assets shown on the balance sheet, JSAT has concluded lease agreements for the use of satellite uplink equipment and a new video collection and distribution system.

(6) Net assets pursuant to the provisions of Article 124-3 of the implementation rules for the

[163]

Commercial Code: \1,558,180 thousand

[Notes to Non-consolidated Income Statement]

(1) Transactions With Affiliated Companies

(Thousands of Yen)

Operating transactions	
Revenues	7,473,004
Expenses	1,199,715
Non-operating transactions	
Non-operating income	165,068
Non-operating expenses	286,470
Extraordinary losses	947,597

(2) Net loss per share \26,240.10

(3) Depreciation

Depreciation covers the period from the start of technical difficulties with the JCSAT-1B communications satellite to the restoration of services.

(4) Gain on insurance claim and loss on technical difficulties with communications satellite

The JSAT Group has booked the following expenses as a loss on technical difficulties with communications satellite: a charge of \2,010,438 thousand arising from the process of shifting transponders from JCSAT-1B to other communications satellites for customers affected by technical difficulties with JCSAT-1B; and depreciation of \1,304,925 thousand, which represents the shortened estimated useful life of the JCSAT-R backup satellite due to fuel consumed to replace JCSAT-1B. In addition, JSAT received insurance proceeds of \1,061,359 thousand from its insurance claim for JCSAT-1B. The JSAT Group recorded these proceeds as a gain on insurance claim for the fiscal year under review on the income statement.

(5) Impairment losses

In the fiscal year under review, JSAT booked impairment losses on the following assets and asset groups.

Location	Uses	Type
Communications satellite JCSAT-1B (Geostationary orbit at 150° East longitude), Yokohama Satellite Control Center, Gunma Satellite Control Station	Communications satellite, ground facilities, etc.	Buildings, structures, antenna equipment, machinery and other equipment, communications satellite, tools, furniture and fixtures, land, intangible fixed assets
Iwase-cho, Nishi-ibaraki-gun, Ibaraki Prefecture	Idle assets	Land

①Background to Recognizing Impairment Losses

JSAT has written-down the book value of asset groups related to the JCSAT-1B communications satellite to their recoverable value in the wake of a decline in revenue from this satellite following technical difficulties in July 2005. In addition, JSAT has written-down the book value of idle land to its net sales value, because no future use of the land is expected and its market price has dropped drastically.

② Impairment Losses and Breakdown by Type of Fixed Asset

JSAT has booked impairment losses of \9,274,998 thousand, representing write-downs in the book value of the affected assets. By asset type, JSAT booked write-downs of \81,095 thousand in buildings, \61,311 thousand in structures, \56,461 thousand in antenna equipment, \187,576 thousand in machinery and other equipment, \8,687,103 thousand in communications satellites, \12,244 thousand in tools, furniture and fixtures, \160,869 thousand in land and \28,337 thousand in intangible fixed assets.

③Method of Grouping Assets

JSAT groups assets based on business segments used for management accounting purposes. Idle and other assets are grouped based on an individual assessment of each asset.

④Method for Calculating Recoverable Value

The recoverable value of asset groups related to communications satellites is estimated from future cash flows generated through their use calculated using a discount rate of 4.0%. The recoverable value of idle assets is estimated from their net sales value. JSAT has adopted valuations based on Real Estate Appraisal Standards as its standard for these estimates.

(6) Business Restructuring Loss

Business restructuring loss includes the following charges booked in conjunction with the transfer of the JC-HITS business: a loss of \1,486,665 thousand on sale of shares of Japan CableCast, Inc., which previously conducted this business; a loss of \3,295,701 thousand on sale of fixed assets used to provide the JC-HITS service; a provision of \1,872,733 thousand to the allowance for long-term sales commitments, which provides for estimated losses

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arising from the provision of communications satellite services to the JC-HITS business expected to arise in the next fiscal year onward; and a cancellation fee of \8,520 thousand for an outsourcing contract.

[Deferred Tax Accounting]

①Significant components of deferred tax assets and liabilities were as follows:

Deferred Tax Assets (Current)	(Thousands of Yen)
Unrecognized write-down of foreign exchange forward contracts	38,248
Unrecognized accrued bonuses	38,584
Unrecognized accrued enterprise tax	116,632
Unrecognized accrued early retirement payments	34,604
Unrecognized allowance for cost related to the shift of transponders	244,993
Unrecognized allowance for business restructuring losses	174,110
Unrecognized costs related to transfer of satellite service	83,872
Net unrealized gain on other marketable securities	2,080
Other	60,344
Total deferred tax assets (current)	793,471
Deferred Tax Liabilities (Current)	
Unrealized gains and losses on other marketable securities	(3,582)
Total deferred tax liabilities (current)	(3,582)
Net deferred tax assets (current)	789,889
Deferred Tax Assets (Long-term)	
Loss on impairment of fixed assets	3,648,335
Excess depreciation	2,394,090
Unrecognized loss on revaluation of land and buildings	109,459
Excess provision to allowance for doubtful receivables	54,358
Excess provision to accrued retirement benefits	442,890
Unrecognized allowance for bonuses for directors and corporate auditors	36,387
Unrecognized allowance for business restructuring losses	591,371
Unrecognized cost related to transfer of satellite services	244,628
Unrecognized write-down of investment securities	37,337
Unrealized gain on other marketable securities	120,720
Loss carry forwards	1,574,417
Other	22,543
Deferred tax assets (long-term) subtotal	9,276,540
Valuation allowance	(105,122)
Total deferred tax assets (long-term)	9,171,418
Deferred Tax Liabilities (Long-term)	
Unrealized gain and loss on other marketable securities	(1,188,218)
Total deferred tax liabilities (long-term)	(1,188,218)
Net deferred tax assets (long-term)	7,983,199

②Reconciliation of differences between the statutory tax rate and effective tax rate

	(%)
Statutory tax rate	(40.7)
Non-deductible entertainment expenses	0.3
Tax deductions related to tax cuts for IT investment promotion	(1.3)
Revised book value related to divested consolidated subsidiary	7.1
Other	(0.4)
Effective tax rate after application of deferred tax accounting	(35.0)

{167}

Proposal for Appropriation of Retained Earnings

	(Yen)
Unappropriated retained earnings at the end of the year	
Unappropriated retained earnings	7,388,514,877
Proposed appropriations are as follows:	
Cash dividends	1,064,677,500
\3,000 per share	
Unappropriated earnings carried forward to the next year	6,323,837,377
Appropriations of other capital surplus	
Other capital surplus	7,490,469,200
The proposed appropriation is as follows:	
Other capital surplus carried forward to the next fiscal year	7,490,469,200

Notes:

1. *The calculation of dividends excludes 1,525.5 treasury shares.*
2. *On December 5, 2005, JSAT paid an interim dividend of \3,000 per share (354,893 shares).*

Audit Reports (Non-Consolidated)

Accounting Auditor' Report (Certified Copy)

This document is a direct translation of JSAT Corporation's Japanese-language Financial Statements. The English-language version has not been audited.

[168]

INDEPENDENT AUDITORS' REPORT

May 11, 2006

To the Board of Directors of JSAT Corporation
Representative Director: Kiyoshi Isozaki

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant: Katsuji Hayashi [seal]

Designated Partner,
Engagement Partner,
Certified Public Accountant: Kohei Kan [seal]

Designated Partner,
Engagement Partner,
Certified Public Accountant: Kenichi Iino [seal]

Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of JSAT Corporation for the 22nd fiscal year from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules, as referred to above, are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an independent opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion:

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

As stated under "Change in Accounting Policy," the Company adopted the accounting standard for impairment of fixed assets from the fiscal year ended March 31, 2006. This change in accounting policy reflects a change in accounting standards, and is therefore deemed reasonable.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

Report of the Board of Corporate Auditors (Certified Copy)

This document is a direct translation of JSAT Corporation's Japanese-language Financial Statements. The English-language version has not been audited.

AUDIT REPORT

We, the Board of Corporate Auditors, have received reports from each auditor on audit methods and results pertaining to audits of the directors' performance of duties during the 22nd fiscal year from April 1, 2005 to March 31, 2006. The following audit report represents the unanimous opinion of all corporate auditors based on deliberations.

1. Summary of audit methods:

Auditors conducted their audits according to audit standards stipulated by the Board of Corporate Auditors, and in line with audit policies and plans for the fiscal year under review. Each auditor attended meetings of the Board of Directors and other important meetings, and interviewed directors, members of the Internal Auditing Division and others about the performance of their duties and examined important authorization and other documents. In addition, each auditor investigated the status of operations and assets at the head office and other major places of business, giving particular attention to examination of internal control systems, including those for compliance and risk management. Business reports were obtained from subsidiaries as required, and the details of their operations were examined. Further, each auditor examined the financial statements and supplementary schedules based on reports and briefings by the accounting auditors.

We also examined matters concerning directors' transactions with competitors, transactions between directors and the Company involving conflicts of interest, gratuitous transfers of profits by the Company, unusual transactions with subsidiaries or shareholders, and acquisition and disposal of treasury stock, etc. In such cases we conducted detailed investigations by obtaining reports from directors and others as required, in addition to following the audit methods detailed above.

2. Audit results

(1) The audit methods employed by accounting auditor Deloitte Touche Tohmatsu and the results of its audit, are reasonable.

(2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) With regard to the proposal on appropriations of retained earnings, we found no material issues with respect to the status of the Company's assets or other

matters.

(4) We found that the supplementary schedules present fairly the information required to be set forth therein, and there are no material issues.

(5) With regard to the performance of directors' duties, we found no irregularities or material violations of the laws and regulations of Japan or the Articles of Incorporation.

Additionally, we found no breach of duty on the part of directors with regard to directors' transactions with competitors, transactions between directors and the Company involving conflicts of interest, gratuitous transfers of profits by the Company, unusual transactions with subsidiaries or shareholders, or acquisition and disposal of treasury stock, etc.

May 12, 2006

Board of Corporate Auditors
JSAT Corporation

Corporate Auditor (full-time): Shoichi Kameyama [seal]
Corporate Auditor (full-time): Masataka Hattori [seal]
Corporate Auditor: Nobuyuki Kaneko [seal]
Corporate Auditor: Toshiaki Katsushima [seal]

Note: Full-time Corporate Auditors Shoichi Kameyama and Masataka Hattori, and Corporate Auditors Nobuyuki Kaneko and Toshiaki Katsushima are external auditors pursuant to the first clause of Article 18 of the former "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

Consolidated Balance Sheet (As of March 31, 2006) (Thousands of Yen)

Item	Amount	Item	Amount
Assets		Liabilities	
I Current assets		**I Current liabilities**	
1. Cash and deposits	4,084,384	1. Accounts payable	313,134
2. Accounts receivable	2,509,137	2. Short-term borrowings (Note 2)	9,885,492

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3. Marketable securities	8,061,124	3. Bonds maturing within one year	19,592,000
4. Inventories	174,306	4. Accrued income taxes	1,061,173
5. Deferred tax assets	816,041	5. Liability for costs related to the shift of 'transponders	559,186
6. Short-term advances	9,300,000	6. Allowance for long-term sales commitments	419,375
7. Other	3,213,279	7. Others	9,760,480
Allowance for doubtful receivables	(30,526)	**Total current liabilities**	**41,590,842**
Total current assets	**28,127,748**	**II Long-term liabilities**	
II Fixed assets		1. Long-term debt (Note 2)	40,671,205
1. Property and equipment (Note 1)		2. Accrued retirement benefits	1,309,726
(1) Buildings and structures	3,784,519	3. Accrued retirement bonuses for directors	
(2) Machinery and other equipment	2,951,225	and corporate auditors	105,211
(3) Communications satellites	33,326,585	4. Allowance for long-term sales commitments	1,453,358
(4) Land	2,465,836	5. Other liabilities	1,529,970
(5) Construction in progress	45,653,248	**Total long-term liabilities**	**45,069,471**
(6) Other	816,319	**Total liabilities**	**86,660,314**
Total property and equipment	**88,997,733**	Minority interests	
2. Intangible fixed assets		Minority interests	**184,752**
(1) Goodwill	223,284	Shareholders' equity	
(2) Other	405,857	**I Common stock**	**53,769,570**
Total intangible fixed assets	**629,141**	**II Capital surplus**	**21,260,821**
3. Investments and other assets		**III Retained earnings**	**6,816,218**
(1) Investment securities (Note 2)	38,879,615	**IV Net unrealized gains on other**	
(2) Long-term advances	3,868,473	**marketable securities**	**1,558,180**
(3) Deferred tax assets	8,087,386	**V Foreign currency translation**	
(4) Other	1,482,422	**adjustments**	**(124,561)**
Allowance for doubtful receivables	(339,088)	**VI Treasury stock**	**(391,863)**
Total investments and other assets	**51,978,809**	**Total shareholders' equity**	**82,888,366**
Total fixed assets	**141,605,684**	**Total liabilities, minority interests and shareholders' equity**	**169,733,432**
Total assets	**169,733,432**		

<u>**Consolidated Income Statement**</u> (From April 1, 2005 to March 31, 2006)

(Thousands of Yen)

Item	Amount
I Revenues	**43,952,451**
II Cost of revenues	**33,633,233**
Gross profit	10,319,217
III Selling, general and administrative expenses	**7,682,750**
Operating income	2,636,466
IV Other income	**1,105,600**
1. Interest income	308,890
2. Dividend income	178,000
3. Foreign exchange gains	253,901
4. Income from cancellation fees	33,722
5. Unrealized gain on investments	232,267
6. Others	98,818
V Other expenses	**1,432,917**
1. Interest expenses	441,326
2. Equity in losses of affiliated companies	447,639

3. Depreciation (Note 2)	369,010
4. Others	174,941
Ordinary profit	**2,309,149**
VI Extraordinary gains	**1,141,675**
1. Gain on sales of investment securities	80,315
2. Gain on insurance claim (Note 3)	1,061,359
VII Extraordinary losses	**16,837,672**
1. Loss on write-down of investment securities	39,852
2. Loss on sale of investment securities	125,656
3. Impairment losses (Note 4)	9,274,998
4. Loss on technical difficulties with communications satellite (Note 3)	3,004,144
5. Business restructuring loss (Note 5)	3,823,890
6. Write-off of business start-up expenses	338,610
7. Provision to allowance for doubtful receivables	145,476
8. Special retirement payment	85,043
Loss before income taxes and minority interests	**13,386,847**
Current income taxes	1,964,765
Deferred income taxes	(7,440,023)
Minority interests	16,768
Net loss	**7,928,358**

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Significant Accounting Standards for Consolidated Financial Statements

1. Scope of Consolidation

The JSAT Group has two subsidiaries, Satellite Network, Inc. and JSAT International Inc., both of which are consolidated. JSAT excluded Japan CableCast, Inc. from the scope of consolidation, following the transfer of all shares of this company on March 31, 2006.

2. Application of Equity Method

The JSAT Group has three affiliated companies, all of which are accounted for using the equity method, namely Pay Per View Japan, Inc., Horizons Satellite Holdings LLC, and SKY Perfect Marketing, Co., Ltd. Horizons Satellite Holdings LLC became an equity-method affiliate in the fiscal year ended March 31, 2006 following its establishment. JSAT excluded Horizons Satellite LLC from the scope of application of the equity method because this company became a subsidiary of Horizons Satellite Holdings LLC.

3. Fiscal Years of Consolidated Subsidiaries

The fiscal year of JSAT International Inc., a consolidated subsidiary, ends on December 31. JSAT uses this subsidiary's December 31 financial statements to prepare its consolidated financial statements. However, the consolidated financial statements are adjusted, as necessary, to reflect any significant transactions that occurred between the end of the fiscal year of this subsidiary and the end of the consolidated accounting period.

4. Accounting Standards

1. Valuation Standards and Accounting Treatment for Marketable Securities

Other marketable securities

- Listed marketable securities are stated at market value, determined by the market price as of the fiscal year-end and other factors, with unrealized gains or losses reported in shareholders' equity and the selling price determined by the moving-average method.
- Non-listed marketable securities are stated at cost determined by the moving-average method.

2. Valuation Standards for Derivatives

Derivatives are stated at market value.

3. Valuation Standards and Accounting Treatment for Inventories

(1) Products are stated at cost determined by the moving-average method.

(2) Other inventories are valued using the lower of cost or market method based on an individual assessment of each item.

4. Method for Depreciating and Amortizing Fixed Assets

[175]

(1) Property and equipment are depreciated using the straight-line method.

The main useful lives for various assets are as follows:

Buildings and structures:	5~50 years
Machinery and other equipment:	4~9 years
Communications satellites:	2~15 years
Other:	2~15 years

(Change in useful lives)

Previously, the estimated useful lives of satellites were determined based only on the lifetime of onboard fuel. Effective from the fiscal year under review, JSAT has adopted a depreciation method based on the lower of the remaining fuel or design life based on comparisons for each satellite on an individual basis. This change mainly reflects the following factors. First, for many satellites, fuel requirements for insertion into orbit are being reduced in line with improvements in launch vehicle performance, resulting in lives estimated from remaining fuel that are much longer than design lives. Second, satellite manufacturers do not necessarily recommend the use of satellites beyond their design lifetimes. Third, the accuracy of fuel lifetime calculations is limited. As a result of this change, depreciation expenses were \5,161,220 thousand higher than would have been recorded using the traditional useful lives of communications satellites. This reduced operating income and ordinary profit by \5,031,228 thousand and \5,161,220 thousand, respectively, and widened the loss before income taxes and minority interests by \5,161,220 thousand.

(2) Intangible fixed assets are amortized using the straight-line method.

Goodwill is amortized using the straight-line method over a period of up to five years as prescribed by implementation guidelines for the Commercial Code. Software for internal use is amortized using the straight-line method over its estimated useful life (mainly five years) within the Company.

5. Accounting Standards for Allowances

(1) The allowance for doubtful receivables provides for possible losses arising from default on accounts receivable and advances. The allowance is made up of two components: a general reserve calculated based on historical default rates, and the estimated credit loss for doubtful receivables based on an individual assessment of each account.

(2) Accrued retirement benefits

Accrued retirement benefits are provided to adequately cover the retirement costs of employees. Accrued retirement benefits are determined on the basis of projected retirement benefit obligations at the end of the fiscal year.

Actuarial gains or losses are amortized beginning with the accounting period following the period in which actuarial gains or losses arise, using the straight-line method over a fixed number of years (10 or 16~19 years) within the average remaining years of service of employees in the accounting period in which actuarial gains or losses arise. Past service costs are amortized using the straight-line method over the average remaining years of service (JSAT: 17 years) of all employees in the accounting period in which past service costs arise.

(3) Accrued retirement bonuses for directors and corporate auditors are provided to cover the costs of such bonuses, and are determined primarily at JSAT and its domestic consolidated subsidiaries on the basis of the amount projected to be paid at the fiscal year-end in accordance with internal guidelines.

(4) The liability for costs related to the shift of transponders is determined on the basis of the projected cost of shifting transponders for customers following the fiscal year-end. These costs have arisen in conjunction with the replacement of the JCSAT-1B communications satellite with other JSAT communications satellites in the wake of technical difficulties with JCSAT-1B.

(5) The allowance for long-term sales commitments provides for estimated losses arising from the provision of communications satellite services as stipulated in the agreement on the transfer of the JC-HITS business.

6. Standards for Translating Assets and Liabilities Denominated in Foreign Currencies Into Japanese Yen

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and the resulting exchange gains or losses are recognized in income. The assets and liabilities of overseas subsidiaries and other entities are translated into Japanese yen at exchange rates at their respective fiscal year-ends. Revenues and expenses are translated into Japanese yen at the average exchange rates for their respective fiscal years and the resulting exchange gains or losses are included in foreign currency translation adjustments in shareholders' equity

7. Accounting for Leases

Finance leases, other than those that transfer ownership of the leased assets to the lessees, are treated in the same way as ordinary operating leases for accounting purposes.

8. Accounting for Hedges

(1) Hedge accounting methods

The Company applies deferred hedge accounting standards. Foreign exchange forward contracts and currency options that qualify for special treatments are accounted for by such treatment.

(2) Hedge method and hedge targets

The Company enters into foreign exchange forward contracts and currency options to hedge planned transactions and bonds denominated in foreign currencies against exposures to changes in exchange rates.

(3) Hedge policy

The Company hedges its exposure to changes in exchange rates based on internal accounting guidelines and derivative transaction management guidelines. The exchange rate risk associated with transactions in foreign currencies related to the procurement of communications satellites is one of JSAT's primary risks. In principle, the Company's policy is to hedge the projected value of such transactions.

(4) Evaluation of hedging effectiveness

Hedging effectiveness is evaluated primarily by examining and comparing the cumulative changes in cash flows or fair value of the hedge target with that of the hedge method.

9. Valuation of Assets and Liabilities of Consolidated Subsidiaries and Other Entities

The Company has fully adopted the fair-value method for the valuation of assets and liabilities of consolidated subsidiaries and other entities.

10. Amortization of Goodwill

With respect to the amortization of goodwill, the Company writes-off goodwill in lump sums in consideration of materiality.

11. Handling of Earnings Appropriations, etc.

The earnings appropriations of consolidated subsidiaries and other entities are based on earnings appropriations approved during the fiscal year ended March 31, 2006.

12. Treatment of Deferred Tax Assets

JSAT wrote-off business start-up expenses in a lump-sum in the fiscal year ended March 31, 2006 following the transfer of the JC-HITS business.

13. Other Important Matters Concerning the Preparation of Consolidated Financial Statements

(1) Standards for Revenue Recognition

Revenues from fixed fees are recognized at the end of every month based on contractual terms on a monthly billing cycle in accordance with services provided. All other fees are recognized as revenue at the end of the month in accordance with services provided.

(2) Accounting Treatment of Consumption Tax

Financial statements are prepared exclusive of national and regional consumption taxes.

(3) Adoption of Consolidated Taxation System

JSAT has withdrawn from the consolidated taxation system as of March 31, 2006 after transferring all shares of its applicable consolidated subsidiary during the fiscal year under review. JSAT had adopted the consolidated taxation system in the preceding fiscal year.

[Change in Accounting Policy]

Effective from the fiscal year under review, JSAT has adopted the accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the "Implementation Guidance on Accounting Standards for Impairment of Fixed Assets." (Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003.) As a result of this change, operating income and ordinary profit both rose \1,066,843 thousand, and the loss before income taxes and minority interests widened by \8,208,155 thousand. Cumulative impairment losses are deducted directly from each asset.

[Notes to Consolidated Balance Sheet]

(1) Accumulated depreciation on property and equipment \122,201,260 thousand

(2) Assets pledged as collateral and collateral-backed liabilities
The Company has pledged investment securities of \13,577,148 thousand as collateral for long-term debt of \3,688,660 thousand, including loans with repayment periods of one year or less.

[179]

[Notes to Consolidated Income Statement]

(1) Net loss per share \22,320.52

(2) Depreciation
Depreciation covers the period from the start of technical difficulties with the JCSAT-1B communications satellite to the restoration of services.

(3) Gain on insurance claim and loss on technical difficulties with communications satellite
The JSAT Group has booked the following expenses as a loss on technical difficulties with communications satellite: a charge of \1,699,219 thousand arising from the process of shifting transponders from JCSAT-1B to other communications satellites for customers affected by technical difficulties with JCSAT-1B; and depreciation of \1,304,925 thousand, which represents the shortened estimated useful life of the JCSAT-R backup satellite due to fuel consumed to replace JCSAT-1B. In addition, JSAT received insurance proceeds of \1,061,359 thousand from its insurance claim for JCSAT-1B. The JSAT Group recorded these proceeds as a gain on insurance claim for the fiscal year under review on the income statement.

(4) Impairment losses

In the fiscal year under review, JSAT booked impairment losses on the following assets and asset groups.

Location	Uses	Type
Communications satellite JCSAT-1B (Geostationary orbit at 150° East longitude), Yokohama Satellite Control Center, Gunma Satellite Control Station	Communications satellite, ground facilities, etc.	Buildings, structures, antenna equipment, machinery and other equipment, communications satellite, tools, furniture and fixtures, land, intangible fixed assets
Iwase-cho, Nishi-ibaraki-gun, Ibaraki Prefecture	Idle assets	Land

①Background to Recognizing Impairment Losses

The JSAT Group has written-down the book value of asset groups related to the JCSAT-1B communications satellite to their recoverable value in the wake of a decline in revenue from this satellite following technical difficulties in July 2005. In addition, JSAT has written-down the book value of idle land to its net sales value, because no future use of the land is expected and its market price has dropped drastically.

② Impairment Losses and Breakdown by Type of Fixed Asset

JSAT has booked impairment losses of \9,274,998 thousand, representing write-downs in the book value of the affected assets. By asset type, JSAT booked write-downs of \81,095 thousand in buildings, \61,311 thousand in structures, \56,461 thousand in antenna equipment, \187,576 thousand in machinery and other equipment, \8,687,103 thousand in communications satellites, \12,244 thousand in tools, furniture and fixtures, \160,869 thousand in land and \28,337 thousand in intangible fixed assets.

③Method of Grouping Assets

JSAT and its consolidated subsidiaries and affiliates group assets based on business segments used for management accounting purposes. Idle and other assets are grouped based on an individual assessment of each asset.

④Method for Calculating Recoverable Value

The recoverable value of asset groups related to communications satellites is estimated from future cash flows generated through their use calculated using a discount rate of 4.0%. The recoverable value of idle assets is estimated from their net sales value. JSAT has adopted valuations based on Real Estate Appraisal Standards as its standard for these estimates.

(5) Business Restructuring Loss

Business restructuring loss includes the following charges booked in conjunction with the transfer of the JC-HITS business: a loss of \1,353,064 thousand on sale of shares of Japan CableCast, Inc., which previously conducted this business; a loss of \3,295,701 thousand on sale of fixed assets used to provide the JC-HITS service; a provision of \1,872,733 thousand to the allowance for long-term sales commitments, which provides for estimated losses arising from the provision of communications satellite services to the JC-HITS business expected to arise in the next fiscal year onward; and a cancellation fee of \8,520 thousand for an outsourcing contract.

[Retirement Benefit Accounting]

①JSAT, its domestic consolidated subsidiaries, and affiliated companies (the Companies) have established defined benefit severance indemnity plans. The Companies also participate in a contributory multi-employer pension plan offering severance indemnities and retirement annuities. However, there is no reasonable means of estimating the value of the pension assets contributed by the Companies to the multi-employer pension plan. Accordingly, contributions to the multi-employer plan are recognized as retirement benefit expenses. Incidentally, pension assets, calculated in proportion to contributions, and including the substitutional portion, were \1,306,795 thousand as of March 31, 2006.

②Retirement benefit obligations

	(Thousands of Yen)
Retirement benefit obligations	1,286,408
Unrecognized actuarial gain and loss	(34,412)
Unrecognized past service cost	57,730
Accrued retirement benefits	1,309,726

③Retirement benefit expenses

Service cost	149,718
Interest cost	20,064
Amortization of net actuarial loss	4,475
Amortization of prior service cost	(4,440)
Contributions payable to multi-employer pension plan	77,608
Retirement benefit expenses	247,426

④Basic assumptions used to calculate retirement benefit obligations

Allocation of projected retirement benefit obligations to each period:	Equal amounts for each period
Discount rates:	1.7% and 2.1%
Amortization period of net actuarial loss	Amortized over a fixed number of years (10 or 16~19 years) less than the average remaining years of service for all employees in the accounting period in which net actuarial losses arise.
Amortization period of past service cost	Amortized over the average remaining years of service for all employees (17 years at JSAT)

[182]

⑤Early retirement plan

JSAT has established an early retirement plan. Accrued expenses of \85,043 thousand with respect to this plan are included in "others" under current liabilities on the consolidated balance sheet. Furthermore, the Company has recorded all other expenses related to this plan under "special retirement payment" on the consolidated income statement.

[Deferred Tax Accounting]

①Significant components of deferred tax assets and liabilities were as follows:

Deferred Tax Assets (Current)	(Thousands of Yen)
Unrecognized write-down of foreign exchange forward contracts	38,248
Unrecognized accrued bonuses	50,447
Unrecognized accrued enterprise tax	123,878
Unrecognized accrued early retirement payments	34,604
Unrecognized allowance for cost related to the shift of transponders	239,199
Unrecognized allowance for business restructuring losses	174,110
Unrecognized costs related to transfer of satellite service	83,872
Net unrealized gain on other marketable securities	2,080
Net deferred tax assets at U.S. subsidiary	46,128
Other	73,652
Deferred tax assets (current) subtotal	866,221
Valuation allowance at U.S. subsidiary	(46,128)
Total deferred tax assets (current)	820,093
Deferred tax liabilities (current)	
Unrealized gains on other marketable securities	(3,582)
Other	(468)
Total deferred tax liabilities (current)	(4,051)
Net deferred tax assets (current)	816,041
Deferred tax assets (long-term)	
Loss on impairment of fixed assets	3,648,335
Excess depreciation	2,394,090
Unrecognized loss on revaluation of land and buildings	109,459
Excess provision to allowance for doubtful receivables	61,336
Excess provision to accrued retirement benefits	532,949
Unrecognized allowance for bonuses for directors and corporate auditors	42,812
Unrecognized allowance for business restructuring losses	591,371
Unrecognized cost related to transfer of satellite services	244,628
Unrecognized write-down of investment securities	37,337
Unrealized gain on other marketable securities	120,720
Loss carry forwards	1,574,417
Other	48,508
Deferred tax assets (long-term) subtotal	9,405,967
Valuation allowance	(105,122)
Total deferred tax assets (long-term)	9,300,844

Deferred tax liabilities (long-term)	
Unrealized gain and loss on other marketable securities	(1,188,218)
Other	(25,239)
Total deferred tax liabilities (long-term)	(1,213,457)
Net deferred tax assets (long-term)	8,087,386

②Reconciliation of differences between the statutory tax rate and effective tax rate

	(%)
Statutory tax rate	(40.7)
Non-deductible entertainment expenses	0.4
Equity in losses of affiliated companies	1.4
Tax deductions related to tax cuts for IT investment promotion	(1.5)
Effect of valuation allowance related to deferred tax assets	0.9
Other	(1.4)
Effective tax rate after application of deferred tax accounting	(40.9)

AUDIT REPORTS (CONSOLIDATED)

ACCOUNTING AUDITORS' REPORT (CERTIFIED COPY)

This document is a direct translation of JSAT Corporation's Japanese-language Financial Statements. The English-language version has not been audited.

INDEPENDENT AUDITORS' REPORT

May 18, 2006

To the Board of Directors of JSAT Corporation
Representative Director: Kiyoshi Isozaki

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,
Certified Public Accountant: Katsuji Hayashi [seal]

Designated Partner,
Engagement Partner,
Certified Public Accountant: Kohei Kan [seal]

Designated Partner,
Engagement Partner,
Certified Public Accountant: Kenichi Iino [seal]

Pursuant to the third clause of paragraph 2, Article 19 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated financial statements of JSAT Corporation, comprising the consolidated balance sheet and statement of income, covering the 22nd fiscal year from April 1, 2005 to March 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an independent opinion on these financial statements based on our audit.

We conducted our audit in accordance with audit standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, we believe that the consolidated financial statements detailed above present fairly the financial position and the results of operations of JSAT Corporation and the subsidiaries that comprise the JSAT Group in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

As stated under "Change in Accounting Policy," the Company and its subsidiaries have adopted the accounting standard for impairment of fixed assets. This change in accounting policy reflects a change in accounting standards, and is therefore deemed reasonable.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS (CERTIFIED COPY)

This document is a direct translation of JSAT Corporation's Japanese-language Financial Statements. The English-language version has not been audited.

AUDIT REPORT RELATING TO CONSOLIDATED FINANCIAL STATEMENTS

We, the Board of Corporate Auditors, have received reports from each auditor on audit methods and results pertaining to audits of the consolidated financial statements (comprising the consolidated balance sheet and statements of income) covering the 22nd fiscal year from April 1, 2005 to March 31, 2006. The following audit report represents the unanimous opinion of all corporate auditors based on deliberations.

1. Summary of audit methods:
Auditors conducted their audits of the consolidated financial statements according to audit standards stipulated by the Board of Corporate Auditors, and in line with audit policies and plans for the fiscal year under review. Each auditor received reports and briefings from the directors, members of the Internal Auditing Division and other divisions, as well as from the accounting auditor.

2. Results of audit
The audit methods employed by accounting auditor Deloitte Touche Tohmatsu and the results of its audit, are reasonable.

May 22, 2006

Board of Corporate Auditors
JSAT Corporation

Corporate Auditor (full-time): Shoichi Kameyama [seal]
Corporate Auditor (full-time): Masataka Hattori [seal]
Corporate Auditor: Nobuyuki Kaneko [seal]
Corporate Auditor: Toshiaki Katsushima [seal]

Note: Full-time Corporate Auditors Shoichi Kameyama and Masataka Hattori, and Corporate Auditors Nobuyuki Kaneko and Toshiaki Katsushima are external auditors pursuant to the first clause of Article 18 of the former "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.